Exhibit 99.1

SHAREHOLDERS’ REPORT	For the period ended March 31, 2011	sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.

For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports first quarter 2011 results

The Company begins reporting under International Financial Reporting Standards

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2011. The quantitative disclosures in this document have been prepared using the standards and interpretations of International Financial Reporting Standards (“IFRS”).

First quarter 2011 financial highlights

•

Operating net income(1) of $472 million, compared to operating net income of $434 million in the first quarter of 2010. Reported net income of $438 million, compared to $414 million in the same period a year ago

•

Operating earnings per share (diluted) of $0.79, up from operating earnings per share of $0.74 in the first quarter of 2010. Excluding the dilutive impact of convertible securities, operating earnings per share were $0.82 in the first quarter of 2011, compared to $0.77 one year ago

•	Reported earnings per share of $0.76, up from earnings per share of $0.73 in the same period last year
•	Operating return on equity of 13.5%, up from 13.0% in the same period one year ago. Reported return on equity of 12.5%, up from 12.4% in the first quarter of 2010
•	Quarterly dividend of $0.36 per share

TORONTO (May 4, 2011) – Sun Life Financial Inc. (TSX/NYSE: SLF) reported operating net income of $472 million for the first quarter of 2011, compared with operating net income of $434 million in the same period last year. Diluted operating earnings per share were $0.79 in the first quarter of 2011 compared to $0.74 in the first quarter of 2010. Operating earnings per share were reduced by $0.03 in both the current and comparative period from the dilutive impact of convertible securities. Reported net income was $438 million or $0.76 per share in the first quarter of 2011, compared to $414 million or $0.73 per share in the same period last year.

Operating net income for the first quarter of 2011 was up 9% from the prior year reflecting continued growth in assets under management, gains from increases in the value of real estate properties, strong investment experience, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

“Sun Life Financial started 2011 with solid results compared to the same period last year with strong performance across all of our operating segments,” Donald A. Stewart, Chief Executive Officer, said. “Our strategy of diversifying across businesses and geographies, along with the prudent use of capital and strong risk management, allows us to continue to invest in our businesses while generating solid returns for investors.”

“We have also responded to an evolving regulatory environment – including the implementation of wide-ranging changes to financial reporting under IFRS – while remaining focused on execution and growth opportunities,” Stewart said, noting that Sun Life’s assets under management increased by 8% year-over-year to $469 billion.

“MFS Investment Management reported record assets under management of US$232 billion, and captured the prestigious 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 firms,” he added. “Sun Life’s Canadian operations reported strong growth in Individual life and health insurance and we continue to expand our capabilities in Asia with the announcement of a new joint venture company in the Philippines that will expand our distribution reach and drive future growth in the region.”

Operational Highlights

Sun Life Canada wins “Most Trusted” brand status

•

The 2011 Reader’s Digest Trusted Brand consumer survey named Sun Life the “Most Trusted Life Insurance Company” in Canada, the second consecutive year the Company has been recognized. Sun Life ranked higher than 38 other insurers among poll respondents who were asked to consider the following attributes: superior quality; excellent value; understanding customer needs; and, whether they would recommend the brand to others.

(1)

Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. Additional information on operating earnings and non-IFRS financial measures can be found in our management’s discussion and analysis for the quarter ended March 31, 2011.

Sun Life Financial Inc.	First Quarter 2011	1

Service innovations for Canadian group clients

•

The number of claims processed electronically in Group Benefits increased 76% in the first quarter compared to the same period last year due to a more comprehensive service offering and higher enrolment through the web.

•	Group Retirement Services successfully piloted the new Blackberry® PlaybookTM to enroll retirement plan members. Initial results indicate strong satisfaction and higher enrolment rates.
•	Group Benefits was recognized as the number one group insurance provider in Canada based on insured premiums and non-insured deposits in the April 2011 edition of Benefits Canada Magazine.

Prestigious Lipper award for MFS; Sun Life Hong Kong funds among best-in-class

•

MFS Investment Management (“MFS”) has won the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008 through December 31, 2010. In addition, six MFS funds were individually recognized for their top risk-adjusted performance within their respective peer categories over different time periods.

•

Three of Sun Life Hong Kong’s Mandatory Provident Fund (“MPF”) funds have received Benchmark 100 – Fund of the Year Awards for 2010, including two Best-in-Class awards and one Outstanding Achiever award. The awards recognize mutual funds and MPF funds in Hong Kong that have provided the most value for investors in the past year.

Sun Life U.S. offers new variable annuity and group dental products

•

Sun Life U.S. launched the Masters®I Share variable annuity exclusively for independent Registered Investment Advisors, a growing distribution channel. Sun Life is one of five carriers selected to offer this product through LPL Financial, the largest independent broker/dealer in the U.S., offering clients guaranteed lifetime income through a cost-effective, fee-based model.

•

A partnership with United Concordia Dental strengthens the group dental benefits offered by our Employee Benefits Group. The agreement allows Sun Life to offer clients access to United Concordia Dental’s extensive national network of dental providers and its attractive plan designs.

Acquisition in the Philippines

•

Sun Life Financial announced a definitive agreement to acquire 49% of Grepalife Financial, Inc. and form a new joint venture, Sun Life Grepa Financial Inc. The agreement, which is still subject to regulatory approval, would include an exclusive distribution agreement with Rizal Commercial Banking Corporation to make insurance products available to its network of 350 branches and two million customers nationwide.

Sun Life opens Dubai representative office

•	Sun Life Financial opened a representative office in Dubai, which will lead the marketing of Sun Life Financial international investment products to distributors in the Middle East and Africa region.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2011, the Sun Life Financial group of companies had total assets under management of $469 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

2	Sun Life Financial Inc.	First Quarter 2011

Management’s Discussion and Analysis

For the period ended March 31, 2011

Dated May 4, 2011

All Canadian publicly accountable profit-oriented enterprises with fiscal years commencing in 2011 are now required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”). The first quarter of 2011 marks the first time Sun Life Financial Inc.(1) has prepared its quarterly unaudited results on an IFRS basis. As required, the comparative 2010 financial statements have been prepared in accordance with IFRS.

We use operating net income as a key metric in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company’s performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature.

Additional information on the impact of IFRS and operating net income can be found in this document under the headings “Adoption of International Financial Reporting Standards” and “Use of Non-IFRS Financial Measures”, our consolidated annual and interim financial statements and accompanying notes (“Consolidated Financial Statements”) and our April 26, 2011 press release “Sun Life Financial Provides Supplementary IFRS Disclosure”.

Earnings and Profitability

Effective January 1, 2011 our financial statements are prepared in accordance with IFRS. Additional information about the Company can be found in our Consolidated Financial Statements, annual and interim management’s discussion and analysis (“MD&A”) and annual information form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2011. All earnings per share (“EPS”) measures in this document refer to fully diluted EPS, unless otherwise stated.

(1)	Together with its subsidiaries and joint ventures, collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	3

Financial Summary

($ millions, unless otherwise noted)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Net income (loss)
SLF Canada	250	181	246	131	232
SLF U.S.	180	294	18	(127)	121
MFS	62	57	55	47	49
SLF Asia	44	28	36	24	4
Corporate(1)	(64)	(75)	48	80	28
Operating net income	472	485	403	155	434
Items excluded from operating net income:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(9)	43	37	(71)	1
Fair value adjustments on share-based payment awards at MFS	(25)	(24)	(24)	(12)	(21)
Reported net income	438	504	416	72	414
Diluted EPS ($)
Operating	0.79	0.81	0.68	0.27	0.74
Reported	0.73	0.84	0.70	0.13	0.70
Basic EPS ($)
Operating	0.82	0.85	0.71	0.27	0.77
Reported	0.76	0.88	0.73	0.13	0.73
Return on equity (%)
Operating	13.5%	13.9%	11.6%	4.7%	13.0%
Reported	12.5%	14.4%	12.0%	2.1%	12.4%
Avg. diluted common shares outstanding (millions)	617.4	618.0	610.2	568.4	607.7
Closing common shares outstanding (millions)	578.1	574.3	571.9	569.2	566.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36
MCCSR ratio(2)	229%	228%	208%	210%	210%
Premiums, deposits and fund sales
Premium revenue	2,434	3,543	3,431	3,323	3,473
Premium equivalents and admin. services only	1,168	1,174	958	1,130	1,008
Segregated fund deposits	2,566	2,699	2,389	2,416	2,737
Mutual fund sales	7,917	6,834	7,022	7,129	7,483
Managed fund sales	5,993	10,648	5,331	6,941	6,721
Total premiums, deposits and fund sales	20,078	24,898	19,131	20,939	21,422
Assets under management (AUM)(3)
General fund assets	120,971	122,301	127,024	126,446	120,815
Investments for account of segregated fund holders	89,513	87,946	84,585	79,523	81,129
Mutual funds, managed funds and other AUM	258,912	254,478	243,678	228,686	233,434
Total AUM	469,396	464,725	455,287	434,655	435,378
Capital
Subordinated debt and other capital(4)	4,383	4,385	4,690	4,695	4,687
Participating policyholders’ equity	117	115	113	113	103
Total shareholders’ equity	16,040	15,932	15,973	15,651	14,999
Total capital	20,540	20,432	20,776	20,459	19,789
(1)	For periods prior to the first quarter of 2011, Corporate includes results from our life reinsurance operations that were sold on December 31, 2010.
(2)	Represents the MCCSR ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”). 2010 ratios appear as reported under Canadian GAAP.
(3)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see the section under the heading Non-IFRS Financial Measures.
(4)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital.

4	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our operating net income was $472 million for the quarter ended March 31, 2011. Operating net income in the first quarter of 2011 reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment. Overall, credit experience was consistent with our best estimate assumptions and had an immaterial impact on our results in the first quarter.

The following table summarizes key economic impacts on our results in the first quarter of 2011.

($ millions, after-tax)	Q1’11
Economic impacts(1)
Net gains from increases in the fair value of real estate	46
Net equity market impact	35
Net interest rate impact	6
Currency impact	(14)
(1)

Net equity market impact includes changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and TSX 60. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. The impact of currency represents the year-over-year impact of changes in average exchange rates on net income of foreign operations translated to Canadian dollars for reporting purposes.

Operating net income in the first quarter of 2010 reflected the impact of favourable interest rate movements and positive equity market performance in the Company’s North American businesses, and the favourable impact of investment activity on insurance contract liabilities in SLF Canada. These improvements were partially offset by higher levels of new business strain in SLF U.S. and SLF Asia.

Operating return on equity (“ROE”) for the first quarter of 2011 was 13.5%, compared to 13.0% in the first quarter of 2010. The increase in operating ROE was primarily the result of higher earnings, which increased to $0.79 per share in the first quarter of 2011 from $0.74 per share in the first quarter of 2010. Operating earnings per share were reduced by $0.03 in both the current and comparative period from the dilutive impact of convertible securities.

Reported net income was $438 million in the first quarter of 2011, compared to $414 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $34 million in the first quarter of 2011, compared to a reduction of $20 million in the first quarter of 2010. Reported ROE was 12.5% compared with 12.4% for the first quarter of 2010.

Performance by Business Group

We manage our operations and report our results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial U.S. (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. Additional information concerning these segments is included in Note 5 to our Consolidated Financial Statements for the period ended March 31, 2011. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1)
Individual Insurance & Investments	127	79	136	28	136
Group Benefits	66	63	81	66	48
Group Wealth	57	39	29	37	48
Total operating net income	250	181	246	131	232
Common shareholders’ net income	241	224	283	60	233
(1)

Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www. sunlife.com.

Q1 2011 vs. Q1 2010

SLF Canada had net income of $241 million in the first quarter of 2011 compared to $233 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $9 million in the first quarter of 2011, compared to a $1 million increase in the first quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	5

Operating net income was $250 million for the three months ended March 31, 2011, compared to $232 million for the same period a year ago. Operating net income in the first quarter of 2011 reflected gains from increases in the value of real estate properties, the favourable impact of investment activity on insurance contract liabilities, improved equity markets, and favourable mortality and morbidity experience. This was partially offset by the unfavourable impact of movements in interest rates and swap yields. Real estate gains, which are fair valued under IFRS, were driven primarily by lower capitalization rates, lower vacancy levels and increases in expected growth of rental rates.

Operating net income in the first quarter of 2010 reflected improvements in equity markets, the favourable impact of investment activity on insurance contract liabilities, and favourable interest rate movements. These favourable impacts were partially offset by unfavourable morbidity experience.

In the first quarter of 2011, sales of Individual life and health insurance increased by 21% compared to first quarter 2010 due to continued success of the Sun Par product launched in the second quarter of 2010. Sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 7% from the same period a year ago to $344 million. Group Benefits sales were up 14% from the first quarter of 2010 to $142 million, primarily due to growth in the small to medium-sized case markets. In Group Wealth, Group Retirement Services sales were down 59% primarily due to lower market activity. However, pension rollover sales increased by 29% to $295 million, with a four-quarter average retention rate of 52%.

SLF U.S.

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (loss) (US$ millions)
Annuities	78	125	154	(84)	86
Individual Insurance	62	126	(171)	(51)	4
Employee Benefits Group	44	40	33	14	28
Total operating net income (US$ millions)	184	291	16	(121)	118
Total operating net income (C$ millions)	180	294	18	(127)	121
Common shareholders’ net income (US$ millions)	184	291	16	(121)	118
Common shareholders’ net income (C$ millions)	180	294	18	(127)	121
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

SLF U.S. had net income of C$180 million in the first quarter of 2011 compared to net income of C$121 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased the reported net income in SLF U.S. by C$10 million.

Net income in the first quarter of 2011 was US$184 million compared to net income of US$118 million in the first quarter of 2010. Results in the first quarter of 2011 reflected the favourable impact of increased interest rates as well as favourable insurance claims experience.

Net income in the first quarter of 2010 was US$118 million reflecting the favourable impact of equity market and interest rate movements as well as changes in the fair value of investment cotnracts(2), which were partially offset by higher new business strain from increased sales of universal life insurance, and unfavourable mortality experience.

Employee Benefits Group sales in the first quarter of 2011 increased 3% compared to the same period a year ago, as increases in disability and stop loss sales were partially offset by lower dental sales. Individual Insurance sales were down 49% reflecting our decision to exit the no-lapse guarantee (“NLG”) market. Excluding NLG, sales in Individual Insurance increased by 9% over the prior year. Variable annuity sales in the first quarter of 2011 increased 8% compared to the same period a year ago, as higher offshore sales activity offset lower sales of domestic annuities.

(2)

A significant proportion of our investment contract liabilities relates to medium-term notes. Under IFRS, these liabilities classified as investment contracts are no longer valued using the Canadian Asset Liability Method (“CALM”). Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income.

6	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (US$ millions)	63	56	53	46	47
Operating net income(1) (C$ millions)	62	57	55	47	49
Common shareholders’ net income (US$ millions)	37	32	30	34	27
Common shareholders’ net income (C$ millions)	37	33	31	35	28
Pre-tax operating profit margin ratio(2)	33%	31%	31%	29%	30%
Average net assets (US$ billions)	228	214	195	191	189
Assets under management (US$ billions)(2)	232	222	204	183	195
Net sales (US$ billions)	2.1	5.1	2.3	3.7	3.1
Asset appreciation (depreciation) (US$ billions)	7.9	13.0	18.4	(15.9)	4.8
S&P 500 Index (daily average)	1,302	1,205	1,094	1,134	1,121
(1)	Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q1 2011 vs. Q1 2010

Reported net income was C$37 million for the first quarter of 2011, compared to C$28 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by C$25 million in the first quarter of 2011, compared to a reduction of C$21 million in the first quarter of 2010.

MFS had operating net income of C$62 million in the first quarter of 2011 compared to operating net income of C$49 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased operating net income for MFS by C$3 million.

In U.S. dollars, operating net income in the first quarter of 2011 was US$63 million compared to operating net income of US$47 million in the first quarter of 2010. The increase in operating net income from the first quarter of 2010 was primarily due to higher net average assets, which increased to US$228 billion in the first quarter of 2011 from US$189 billion in the first quarter of 2010 as a result of strong performance in financial markets and net inflows of US$13.2 billion over the past twelve months. MFS’s pre-tax operating profit margin ratio increased to 33% in the first quarter of 2011 from 30% one year ago.

Total assets under management at March 31, 2011, were a record US$232 billion compared to US$222 billion at December 31, 2010. The increase of US$10 billion was driven by asset appreciation of US$7.9 billion and net sales of US$2.1 billion.

MFS was recently awarded the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008, through December 31, 2010.

SLF Asia

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1)	44	28	36	24	4
Common shareholders’ net income	44	28	36	24	4
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

First quarter earnings for SLF Asia were $44 million compared to earnings of $4 million in the first quarter of 2010. Net income in the first quarter of 2011 reflected the favourable impact of investment gains in the Philippines and reduced levels of new business strain from lower sales in India and Hong Kong. Net income in the first quarter of 2010 reflected losses in India due to higher levels of new business strain associated with higher sales levels and lower earnings in Hong Kong from unfavourable morbidity experience and higher levels of new business strain.

First quarter 2011 individual life sales were down 25% over the same period last year, primarily due to lower sales in India as a result of the industry-wide regulatory changes to unit-linked products effective from September 2010. Sales in Indonesia and the Philippines were up 39% and 12%, respectively, from enhanced distribution capabilities and product expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	7

Corporate

Corporate includes the results of our U.K. operations (“SLF U.K.”) and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support includes results from our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (loss)
SLF U.K.	43	(26)	42	104	57
Corporate Support	(107)	(49)	6	(24)	(29)
Total operating net income	(64)	(75)	48	80	28
Common shareholders’ net income	(64)	(75)	48	80	28
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

The Corporate segment reported a net loss of $64 million in the first quarter of 2011, compared to net income of $28 million in the first quarter of 2010.

SLF U.K. reported net income of $43 million in the first quarter of 2011, compared to net income of $57 million in the first quarter of 2010. SLF U.K.’s results in the first quarter of 2011 reflect the favourable impact of model refinements on the valuation of policy liabilities. Net income in the first quarter of 2010 reflected favourable investment experience.

Corporate Support reported a loss of $107 million in the first quarter of 2011, compared to a loss of $29 million one year earlier. Results in the first quarter of 2011 reflect the net cost of reinsurance for the insured business in SLF Canada’s Group Benefits operations announced in the fourth quarter of 2010, and foreign exchange losses related to the termination of a net investment hedging relationship. Results in the first quarter of 2010 included favourable investment experience and the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Additional Financial Disclosure

Revenue

Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale (“AFS”) assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss (“FVTPL”); and (iii) fee income received for services provided. Under IFRS, deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenues. As a result, revenue does not fully represent sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of FVTPL assets. The debt and equity securities which support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in the Consolidated Statements of Operations. Changes in the fair values of assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities. We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

8	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues ($ millions)

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
SLF Canada	1,587	2,461	3,516	2,578	2,752
SLF U.S.	1,908	1,091	2,460	2,763	2,254
MFS	388	387	368	348	346
SLF Asia	254	229	619	362	361
Corporate (net of consolidation adjustments)	66	103	708	614	481
Total as reported	4,203	4,271	7,671	6,665	6,194
Impact of currency and changes in the fair value of FVTPL assets and derivative instruments	(383)	(1,502)	2,241	1,120	793
Total adjusted revenue	4,586	5,773	5,430	5,545	5,401

Revenues for the first quarter of 2011 were $4.2 billion, compared to $6.2 billion in the first quarter of 2010. The decrease of $2.0 billion included a reduction of $141 million from the strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010. Other impacts on revenue, which exclude the impact of currency, included:

(i)	a decrease in net investment income of $1.0 billion. This was mainly driven by net losses of $242 million on changes in the fair value of FVTPL assets and liabilities and non-hedging derivatives, as compared to gains of $793 million in the first quarter of 2010; and
(ii)	a decrease in net premium revenues of $955 million primarily due to a decrease of $826 million associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations, (the impact of which was offset in recovered claims and benefits) and $123 million from the sale of our reinsurance business in the fourth quarter of 2010; partially offset by
(iii)	an increase of $120 million in fee income, largely from MFS and SLF U.S. due to higher asset levels resulting in higher fee income.

Income Taxes

During the first quarter of 2011, we recorded an income tax expense of $58 million on income before taxes and non-controlling interest of $527 million, resulting in an effective tax rate of 11.0%. This compares to an income tax expense of $102 million in the first quarter of 2010 on income before taxes and non-controlling interest of $535 million and an effective tax rate of 19.1%.

Our effective tax rate is generally below the statutory income tax rate of 28% (30.5% in 2010) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.

In addition, our income tax expense in the first quarter of 2011 benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in Canada. The fair value gains over original cost on real estate are considered capital in nature and subject to tax at lower income tax rates in Canada. As a result of the appreciation of real estate, our income tax provision in the quarter included a tax benefit of $28 million, reducing our overall effective tax rate for the quarter to 11%.

Tax expense in the first quarter of 2010 was below the statutory income tax rate of 30.5% as a result of the expected tax benefits recorded in the quarter, such as lower tax rates applied to income in foreign jurisdictions and lower taxes on investment income, resulting in the effective tax rate of 19.1%.

Assets Under Management (AUM)

AUM were $469.4 billion as at March 31, 2011, compared to $464.7 billion as at December 31, 2010, and $435.4 billion as at March 31, 2010. The increase of $4.6 billion between December 31, 2010, and March 31, 2011 resulted primarily from:

(i)	positive market movements of $10.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $2.9 billion; and
(iii)	business growth of $1.6 billion primarily in the insurance and wealth business; partially offset by
(iv)	a decrease of $9.2 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(v)	a decrease of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	9

AUM increased $34.0 billion between March 31, 2010 and March 31, 2011. The increase in AUM related primarily to:

(i)	favourable market movements of mutual, managed and segregated funds totalling $32.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $13.8 billion;
(iii)	an increase of $2.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $2.7 billion; partially offset by
(v)	a decrease of $15.5 billion due to the strengthening of the Canadian dollar against foreign currencies; and
(vi)	a decrease of $1.5 billion from the sale of our life reinsurance business in the fourth quarter of 2010.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets were $121.0 billion as at March 31, 2011, compared to $120.8 billion a year earlier and $122.3 billion at December 31, 2010. The decrease in general fund assets from December 31, 2010, was primarily the result of a reduction of $2.2 billion due to the strengthening of the Canadian dollar against foreign currencies, a reduction of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010, partially offset by business growth of $1.6 billion.

Insurance contract liabilities (excluding other policy liabilities and assets) of $81.7 billion as at March 31, 2011 decreased by $1.0 billion compared to December 31, 2010 mainly due to the impact of exchange rates and changes in balances on in-force policies, partially offset by an increase arising from new policies.

Shareholders’ equity, including preferred share capital, was $16.1 billion as at March 31, 2011, compared to $16.0 billion as at December 31, 2010. The $0.1 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $462 million, before preferred share dividends of $24 million; and
(ii)	proceeds of $69 million from the issuance of common share issues through the Canadian dividend Reinvestment Plan; and $43 million from stock-based compensation; partially offset by
(iii)	a net decrease in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $35 million;
(iv)	a decrease of $195 million from the strengthening of the Canadian dollar relative to foreign currencies; and
(v)	common share dividend payments of $209 million.

As at May 2, 2011, Sun Life Financial had 578.2 million common shares and 82.2 million preferred shares outstanding.

Cash Flows

	Quarterly Results
($ millions)	Q1’11	Q1’10
Cash and cash equivalents, beginning of period	3,401	5,925
Cash flows provided by (used in):
Operating activities	532	(990)
Investing activities	(32)	(81)
Financing activities	(177)	(227)
Changes due to fluctuations in exchange rates	(51)	(93)
Increase in cash and cash equivalents	272	(1,391)
Cash and cash equivalents, end of period	3,673	4,534
Short-term securities, end of period	4,640	6,013
Net cash, cash equivalents and short-term securities	8,313	10,547

Net cash, cash equivalents and short-term securities were $8.3 billion as at the end of the first quarter of 2011, compared to $10.5 billion at the end of the first quarter of 2010. Cash generated by operating activities was $1.5 billion higher in the first quarter of 2011 than the same period one year ago, primarily due to timing of investment transactions. The decrease of $50 million in cash flow for financing activities from a year ago was largely driven by the issuance of common shares on exercise of stock options. Cash used in investing activities was $32 million, compared to $81 million in the first quarter of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased the cash balance by $51 million in the first quarter of 2011, compared to a decrease of $93 million in the comparable period a year ago.

10	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

	IFRS					Canadian GAAP
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09
Operating net income (loss) ($ millions)	472	485	403	155	434	296	(140)	591
Reported net income (loss) ($ millions)	438	504	416	72	414	296	(140)	591
Basic operating EPS ($)	0.82	0.85	0.71	0.27	0.77	0.53	(0.25)	1.06
Basic reported EPS ($)	0.76	0.88	0.73	0.13	0.73	0.53	(0.25)	1.06
Diluted operating EPS ($)	0.79	0.81	0.68	0.27	0.74	0.52	(0.25)	1.05
Diluted reported EPS ($)	0.73	0.84	0.70	0.13	0.70	0.52	(0.25)	1.05
Total revenue ($ millions)	4,203	4,271	7,671	6,665	6,194	4,993	8,831	8,720
Total AUM ($ billions)	469	465	455	435	435	433	412	397

Fourth Quarter 2010

Operating net income(3) attributable of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions, and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third Quarter 2009 (Canadian GAAP)

The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on our investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

(3)

Operating net income excludes the impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based payment awards at MFS. In the fourth, third, second and first quarters of 2010 these adjustments amounted to $19 million, $15 million, $(85) million and $(20) million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	11

Second Quarter 2009 (Canadian GAAP)

Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on our investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

Investments

We had total general fund invested assets of $107.5 billion as at March 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities and mortgages. Our portfolio composition is conservative, with 86% of the general fund in cash and fixed income investments. Equity securities and investment properties each comprised 4% of the portfolio. The remaining 6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

	March 31, 2011		December 31, 2010
($ millions)	Carrying value	% of carrying value	Carrying value	% of carrying value
Cash, cash equivalents and short-term securities	8,376	7.8%	8,462	7.8%
Debt securities – FVTPL	47,071	43.8%	47,982	44.0%
Debt securities – AFS	10,986	10.2%	10,631	9.8%
Equity securities – FVTPL	3,894	3.6%	4,449	4.1%
Equity securities – AFS	793	0.7%	782	0.7%
Mortgages and loans	25,856	24.1%	26,034	23.9%
Derivative assets	1,282	1.2%	1,648	1.5%
Policy loans	3,246	3.0%	3,277	3.0%
Investment properties	4,744	4.4%	4,544	4.2%
Other invested assets	1,240	1.2%	1,185	1.1%
Total invested assets	107,488	100%	108,994	100%

Debt Securities(4)

As at March 31, 2011, we held $58.1 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69% of the total portfolio as at March 31, 2011, which is unchanged from December 31, 2010. Debt securities rated “BBB” or higher represented 96% of total debt securities as at March 31, 2011, also unchanged from December 31, 2010.

Included in the $58.1 billion of debt securities were $6.8 billion of non-public debt securities, which constituted 12% of our overall debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67% of our total debt securities as at March 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at March 31, 2011, were $19.0 billion, compared to $18.8 billion as at December 31, 2010. We have an immaterial amount of direct exposure to eurozone sovereign credits.

Our gross unrealized losses as at March 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The gross unrealized losses decreased due to the narrowing of credit spreads partially offset by increases in interest rates.

Our debt securities as at March 31, 2011, included $12.1 billion in the financial sector, representing approximately 21% of the debt securities portfolio, or 11% of our total invested assets. This compares to $12.4 billion, or 21% of the debt securities portfolio as at December 31, 2010.

(4)

Debt securities of $6.8 billion, which were classified as held-for-trading or available-for-sale under Canadian GAAP, have been reclassified as loans under IFRS as these debt instruments are not quoted in an active market.

12	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset-backed securities

Our debt securities as at March 31, 2011, included $4.1 billion of asset-backed securities reported at fair value, representing approximately 7% of the debt securities portfolio, or 4% of our total invested assets. This was unchanged from the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

	March 31, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,830	1,840	84.0%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	609	636	100.0%	654	685	100.0%
Non-agency	928	709	63.1%	1,000	730	65.4%
Collateralized debt obligations	133	117	20.4%	141	109	24.2%
Other(1)	886	786	82.8%	873	761	83.0%
Total	4,386	4,088	80.8%	4,570	4,133	83.1%
(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at March 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A (“Alt-A”) loans of $126 million and $107 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and loans

As at March 31, 2011, we had a total of $25.9 billion in mortgages and loans. Our mortgage portfolio of $13.0 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	March 31, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,316	9,040	16,356	7,439	8,902	16,341
United States	5,647	2,440	8,087	5,815	2,458	8,273
United Kingdom	43	211	254	48	183	231
Other	–	1,159	1,159	–	1,189	1,189
Total	13,006	12,850	25,856	13,302	12,732	26,034

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	13

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized ‘core’ properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These troubled loans have become more widespread across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at March 31, 2011, and December 31, 2010, is shown in the following tables. As at March 31, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.8 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

	March 31, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,560	12,784	25,344	–		–	–
Past due:
Past due less than 90 days	30	–	30	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	616	119	735	200	(1)	53	253
Total	13,206	12,903	26,109	200		53	253
(1)	Includes $74 million of sectoral provisions

	December 31, 2010
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,824	12,667	25,491	–		–	–
Past due:
Past due less than 90 days	73	–	73	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	599	136	735	194	(2)	71	265
Total	13,496	12,803	26,299	194		71	265
(2)	Includes $76 million of sectoral provisions

Impaired mortgages and loans, net of allowances for losses, amounted to $482 million as at March 31, 2011, $12 million higher than the December 31, 2010 level. The gross carrying value of impaired mortgages rose by $17 million to $616 million as at March 31, 2011. Approximately 89% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $2.8 billion for possible future asset defaults over the lifetime of our insurance contract liabilities as at March 31, 2011, which decreased slightly from our December 31, 2010 level of $2.9 billion primarily as a result of the appreciation of the Canadian dollar. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $2.8 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

14	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative financial instruments

The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	March 31, 2011	December 31, 2010
Net fair value	648	930
Total notional amount	42,125	43,814
Credit equivalent amount	1,132	1,238
Risk-weighted credit equivalent amount	8	9

The total notional amount decreased to $42 billion as at March 31, 2011, from $44 billion at the end of 2010, primarily due to a decrease in interest rate and foreign exchange contracts partially offset by an increase in equity contracts. The net fair value decreased to $648 million as at March 31, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the termination of some contracts that were in a gain position at December 31, 2010.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital deployment options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance’s MCCSR ratio as at March 31, 2011, was 229%, well in excess of minimum regulatory levels. Sun Life Assurance’s MCCSR ratio in the first quarter of 2011 was favourably impacted by net income, less dividends, generated during the quarter and capital market movements, partially offset by the impact of OSFI’s new guidance for increased segregated fund capital requirements on new business issued, effective January 1, 2011.

Under OSFI’s IFRS transition guidance, companies can elect to phase-in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 million to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans. The initial impact of the conversion to IFRS in the first quarter of 2011 was immaterial and over the two-year period MCCSR is expected to decrease by approximately 5% as a result of the conversion to IFRS.

We manage our capital on both a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	15

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2010 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at March 31, 2011.

	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance Company of Canada	AA-	Aa3	A+	IC-1
Sun Life Assurance Company of Canada (U.S.)	AA-	Aa3	A+

On April 15, 2011 Standard & Poor’s affirmed the ratings of the operating subsidiaries of Sun Life Financial. All of the rating agencies listed in the table above have a stable outlook on the financial strength ratings of the operating companies above, with the exception of Moody’s which has a negative outlook on Sun Life (U.S.).

Enterprise Risk Management

The shaded text and table in the following section of this MD&A represents our disclosure on market risks in accordance with IFRS 7, Financial Instruments – Disclosures. Therefore, the shaded text and table represents an integral part of our unaudited interim Consolidated Financial Statements for the quarter ended March 31, 2011.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

16	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2011.

Interest rate and equity market sensitivities

as at March 31, 2011
Changes in interest rates(1)	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points change
25% decrease	(500) to (600)	(100) to (200)	Up to 8 percentage points decrease

as at December 31, 2010
Changes in interest rates(1)	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points increase
25% decrease	(475) to (575)	(100) to (200)	Up to 10 percentage points decrease

(1)  Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at March 31, 2011 and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)  Represents the change across all equity markets as at March 31, 2011 and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)  The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at March 31, 2011 and December 31, 2010, respectively, and include new business added and product changes implemented in the respective periods.

(4)

The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at March 31, 2011 and December 31, 2010, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	17

Variable annuity and segregated fund guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	March 31, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,853	230	11,448	44
SLF U.S.	24,374	1,793	25,871	84
Run-off reinsurance(4)	3,101	594	2,539	369
Total	40,328	2,617	39,858	497

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740
(1)

The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)

The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.

The movement of the items in the table above from December 31, 2010, to March 31, 2011 was primarily as a result of:

(i)	fund value increased due to favourable equity market movements and new business written in the quarter. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
(ii)	the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
(iii)	the value of guarantees has increased as a result of net sales during the first quarter and the associated increase in fund values, partially offset by the impact of the strengthening of the Canadian dollar relative to the prior period.
(iv)	insurance contract liabilities decreased due to favourable equity market movements.

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable annuity and segregated fund equity hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at March 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

18	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of variable annuity and segregated fund equity hedging ($ millions)

March 31, 2011
Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(350) – (400)	(1,075) – (1,175)
Equity hedging impact	225 – 275	600 – 700
Net of equity hedging	(100) – (150)	(425) – (525)
(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)

Represents the respective change across all equity markets as at March 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 to $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 to $150 million.

Equity, Interest Rate and Real Estate Sensitivities – additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation dates for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on deferred tax assets is not required. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 Annual Information Form.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	19

These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our Annual Information Form.

Adoption of International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. The key impacts related to the adoption of IFRS are discussed below and in our 2010 annual MD&A for the year ended December 31, 2010, and our interim Consolidated Financial Statements for the period ended March 31, 2011. Key policies and adjustments upon adoption of IFRS are discussed in Note 1 (Accounting Policies) and Note 2 (IFRS 1 – First Time Adoption) to our interim Consolidated Financial Statements for the period ended March 31, 2011.

The initial adoption of IFRS will not have a material impact on our operations—the underlying economics and cash flows of our businesses remain unchanged. The International Accounting Standards Board (“IASB”) continues to review and develop a number of accounting standards, including a financial reporting standard that addresses the measurement of insurance contract liabilities, which may have a pronounced impact on our business. Until this standard becomes effective, we will continue to use CALM for the valuation of our insurance contract liabilities.

The accounting treatment of certain items under IFRS may generate results that are different than under Canadian GAAP. For example, changes in the accounting for derivatives, share-based payments, real estate, goodwill impairment and measurement differences on investment contracts may result in differences in our reported results relative to our past experience. In certain circumstances, some of these differences may not reflect our financial performance, and as such we will exclude the following items in the calculation of operating net income:

(i)	the impact of certain hedging relationships in SLF Canada that do not qualify for hedge accounting;
(ii)	fair value adjustments on share-based payment awards at MFS; and
(iii)	other items that are non-operational or ongoing in nature.

Significant Accounting Policy Choices under IFRS

This section includes a discussion of the impact of significant accounting policy choices and the selection of IFRS 1 elections and exemptions.

IFRS 1 Optional Exemptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard was not readily available, impractical or is cost prohibitive, we elected to take the following optional exemptions available under IFRS 1 at January 1, 2010 (“Transition Date”):

(i)	The option to reset all cumulative foreign currency translation differences recorded in accumulated other comprehensive income to zero through retained earnings.
(ii)	The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit pension plans under Canadian GAAP. The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
(iii)	The option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.

Impairment of Goodwill

Under IFRS, goodwill is assessed for impairment at a more granular level than under Canadian GAAP. The more granular units under IFRS are referred to as cash generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Business segments such as SLF Canada and SLF U.S. now consist of a number of CGUs. Goodwill

20	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

acquired on prior business combinations has been allocated to the CGU’s expected to benefit from the combination at the time of the acquisition.

As a result of the goodwill changes under IFRS, we have recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflects the application of IFRS standards based on the environment at the Transition Date.

Remeasurement of Assets

Investment properties – under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment properties and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment – properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model. We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

Deferred net realized gains – under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. Upon transition to IFRS, the unamortized balance of realized gains or losses under Canadian GAAP was reversed to opening equity. In periods subsequent to our Transition Date, gains on the sale of properties are recorded immediately into net income.

Private debt instruments – private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS. These debt instruments appear as Mortgages and loans on our Consolidated Balance Sheet.

Limited partnerships and private equities – under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark-to-market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under Canadian GAAP, our investments in joint ventures were reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain special purpose entities (“SPEs”) where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the balance sheet, with an offsetting liability. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust.

Reclassification

Reinsurance assets and insurance contracts – Canadian GAAP allowed reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

Under Canadian GAAP, investments for account of segregated fund holders, and liabilities for insurance contracts and investment contracts for account of segregated fund holders were required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

Share-based Compensation

Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	21

practice of purchasing the issued shares from employees after a specified holding period. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

Canadian GAAP provided a comparable compensation expense between reporting periods because the expense was fixed at the date grants were made. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, thereby increasing net income volatility. The movement in fair value of both the underlying shares and the share-based payment awards at MFS are influenced by a number of factors including the number of share-based awards outstanding, the financial performance of MFS and changes in option values of MFS shares as determined by a Black-Scholes option-pricing model. Based on the number of awards granted, exercised and vested, as well as an appreciation of MFS shares of 4% per quarter, the additional compensation expense that would be recorded under IFRS would be approximately $20 – $25 million per quarter.

Remeasurement of Investment Contracts

More than 90% of the Canadian GAAP insurance liabilities retained their classification as insurance contracts under IFRS. A significant proportion of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010, relates to the following series of medium-term notes (“MTNs”):

MTN Series	Maturity	Status as at December 31, 2010	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Outstanding	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Certain hedging strategies accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Earnings per Share

Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holders to convert their securities into preferred shares of Sun Life Assurance. Following this conversion, we have the option to settle the preferred shares with cash prior to the conversion to common shares of SLF Inc. Under Canadian GAAP, the potential for dilution was evaluated based on our past experience and expectation that these securities would be settled in cash rather than shares. Under IFRS, diluted EPS must be based on the presumption that these innovative Tier 1 instruments will result in the ultimate issuance of SLF Inc. common shares. The level of dilution to EPS is dependent on the Company’s earnings and share price and the number of convertible instruments outstanding. If these instruments were converted into preferred shares of Sun Life Assurance, 46 million preferred shares of Sun Life Assurance valued at $25 per share would be issued, and these preferred shares would be convertible into Sun Life Financial common shares based on trading price at that time. If the SLEECS Series A are redeemed at their first par call date in 2011, the number of Sun Life Assurance preferred shares issued, if converted, would be reduced to 8 million. Based on a level of earnings consistent with the full year 2010 earnings and a SLF Inc. common share price of $30, the dilution impact on full year EPS, in a year where both SLEECS A and B are outstanding, would be $0.10 per share. If the SLEECS Series A are redeemed, the full year dilution would be reduced to $0.02 per share.

In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of MFS, which are accounted for as cash-settled liabilities under IFRS. These awards resulted in an adjustment to the net income that was used in the diluted EPS calculation under Canadian GAAP.

Future Accounting Standards

On July 30, 2010, the IASB issued an exposure draft for comment, which sets out recognition, measurement and disclosure principles for insurance contracts. The exposure draft under IFRS, as currently drafted, proposes that

22	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to rules under CALM, where changes in the measurement of assets supporting actuarial liabilities are largely offset by a corresponding change in the measurement of the liabilities.

We have reviewed the exposure draft and submitted a response to the IASB on November 30, 2010. A number of Canadian industry members, groups and associations along with professional services firms also submitted responses to the IASB on this exposure draft. While the IASB continues to deliberate on the issues identified in the responses, we do not expect the final standard to be issued until later in 2011. It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences relative to CALM and will likely have a significant impact on our business activities. In addition, the IASB has a project on accounting for financial instruments, with changes to classification, measurement, impairment and hedging. It is expected the mandatory implementation of both these standards will be no earlier than 2013.

The IASB continues to make changes to other IFRSs and has a number of ongoing projects. We continue to monitor all of the IASB projects that are in progress to ensure timely implementation and accounting.

Reconciliation of Q1 2010 Net Income from Canadian GAAP to IFRS

The following table reconciles our net income on a Canadian GAAP basis to IFRS, with adjustments broken down into three categories: (i) reclassifications, which result in intra-line volatility but have no impact on our total net income; (ii) mandatory policy changes, which were required upon transition to IFRS; and (iii) policy choices and optional exemptions taken by the Company. Our Canadian GAAP Statement of Operations has been revised to conform with the presentation under IFRS in order to facilitate the comparison.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	23

Consolidated Statement of Operations

		IFRS adjustments
($ millions)	Canadian GAAP	Reclassifications	Mandatory policy changes(1)	Policy choices and exemptions	IFRS
Revenue
Premiums
Gross	3,415	328	72	–	3,815
Less: Ceded	–	(342)	–	–	(342)
Net	3,415	(14)	72	–	3,473

Investment income
Interest and other investment income	1,267	–	(91)	(10)	1,166
Changes in FVTPL assets and liabilities	589	–	227	(23)	793
Net gains (losses) on AFS assets	43	–	(14)	–	29
Net investment income (loss)	1,899	–	122	(33)	1,988
Fee income	741	1	(9)	–	733
Total revenue	6,055	(13)	185	(33)	6,194

Benefits and expenses
Gross claims and benefits paid	3,043	223	118	–	3,384
Increase (decrease) in insurance contract liabilities	857	66	(4)	(50)	869
Change in reinsurance assets	–	(70)	–	–	(70)
Increase (decrease) in investment contract liabilities	–	–	52	–	52
Reinsurance expenses (recoveries)	–	(257)	–	–	(257)
Commissions	410	12	(1)	–	421
Net transfers to (from) segregated funds	245	–	–	–	245
Operating expenses	825	9	3	3	840
Premium taxes	53	4	–	–	57
Interest expense	110	–	8	–	118
Total benefits and expenses	5,543	(13)	176	(47)	5,659

Income (loss) before income taxes	512	–	9	14	535
Less: Income taxes expense (benefit)	81	–	15	6	102
Total net income (loss)	431	–	(6)	8	433
Less: net income (loss) attributable to participating policyholders	(4)	–	(1)	–	(5)
Less: net income (loss) attributable to non-controlling interests	5	–	(2)	–	3
Shareholders’ net income (loss)	430	–	(3)	8	435
Less: Preferred shareholders’ dividends	21	–	–	–	21
Common shareholders’ net income (loss)	409	–	(3)	8	414
(1)	Includes the impact of changes in accounting for the consolidation of SPEs and deconsolidation of joint ventures.

Summary of Revenue Impacts

Reclassifications

•	Premium revenue is reported on a gross and ceded basis under IFRS. Previously, under Canadian GAAP, premiums ceded to reinsurers were netted against the gross amount and reported as Premium income.

24	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mandatory Policy Changes

•

Classification of certain contracts as insurance or investment contracts under IFRS creates some differences in premium revenue as premiums on investment contracts are not recognized in income under IFRS. Remeasurement differences are largely offset by Increase (decrease) in investment contract liabilities.

•

Changes in foreign exchange on AFS debt securities denominated in U.S. dollars in SLF Canada are now included in Interest and other investment income under IFRS. These changes were previously recorded in OCI under Canadian GAAP.

•	Private fixed income assets are measured at amortized cost under IFRS rather than fair value, and are therefore not reflected in Changes in FVTPL assets and liabilities.
•

Change in fair value of certain derivatives held in SLF Canada that do not qualify for hedge accounting and measurement differences on assets supporting investment contracts are reflected in Changes in FVTPL assets and liabilities under IFRS.

Policy Choices and Exemptions

•	Real estate classified as investment properties is measured at fair value and changes in fair value are reflected in Changes in FVTPL assets and liabilities under IFRS.

Summary of Impact on Benefits and Expenses

Reclassifications

•

Gross claims and benefits paid, commissions and reinsurance expenses (recoveries) are recorded separately under IFRS. Previously, under Canadian GAAP, claims and benefits paid and commissions were presented net of reinsurance ceded.

•	Change in reinsurance assets reflects the change in the ceded portion of insurance contract liabilities and is reclassified from the gross balance.

Mandatory Policy Changes

•

Classification of certain contracts as insurance or investment contracts creates differences in Gross claims and benefits paid as payments made to investment contract holders are no longer recorded in income under IFRS.

•

Operating expenses includes changes in fair value of the MFS share-based payments awards that are accounted for as liabilities under IFRS, resulting in a different expense than was recognized under Canadian GAAP.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2011, and ended on March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.

Management measures the Company’s performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	25

The following table sets out the items that have been excluded from our operating net income and provides a reconciliation to our earnings based on IFRS.

Reconciliation of reported earnings to operating net income ($ millions)

	IFRS					Canadian GAAP
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09
Reported earnings	438	504	416	72	414	296	(140)	591
After-tax gain (loss) on adjustments
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(9)	43	37	(71)	1	–	–	–
Fair value adjustments on share-based payment awards at MFS	(25)	(24)	(24)	(12)	(21)	–	–	–
Operating net income (loss)	472	485	403	155	434	296	(140)	591

Other non-IFRS measures that management uses include:

(i)	financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations;
(ii)	adjusted revenue, which excludes the impact of currency and changes in the fair value of FVTPL assets and liabilities and derivative instruments from total revenue;
(iii)	pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS;
(iv)	assets under management, mutual fund assets, managed fund assets and other AUM; and
(v)	the value of new business, which is used to measure the lifetime profitability of new sales and is based on actuarial amounts for which there are no comparable amounts under IFRS.

Our market sensitivities are forward-looking non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation for our market sensitivities as they are forward-looking information. It is not possible to provide a reconciliation of those amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings Market Sensitivities and Adoption of International Financial Reporting Standards, that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company’s 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company’s capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in

26	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	27

Consolidated Statements of Operations

For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2011	March 31, 2010
Revenue
Premiums:
Gross		$3,681	$3,815
Less: Ceded		1,247	342
Net		2,434	3,473
Net investment income (loss):
Interest and other investment income		1,115	1,166
Change in fair value through profit or loss assets and liabilities (Note 7)		(208)	793
Net gains (losses) on available-for-sale assets		43	29
Net investment income (loss)		950	1,988
Fee income		819	733
Total revenue		4,203	6,194

Benefits and expenses
Gross claims and benefits paid (Note 9)		3,420	3,384
Increase (decrease) in insurance contract liabilities (Note 9)		(177)	869
Decrease (increase) in reinsurance assets (Note 9)		(57)	(70)
Increase (decrease) in investment contract liabilities (Note 9)		(31)	52
Reinsurance expenses (recoveries) (Note 13)		(1,147)	(257)
Commissions		414	421
Net transfers to (from) segregated funds (Note 12)		208	245
Operating expenses		882	840
Premium taxes		58	57
Interest expense		106	118
Total benefits and expenses		3,676	5,659

Income (loss) before income taxes		527	535
Less: Income taxes expense (benefit)		58	102
Total net income (loss)		469	433
Less: Net income (loss) attributable to participating policyholders		4	(5)
Less: Net income (loss) attributable to non-controlling interests		3	3
Shareholders' net income (loss)		462	435
Less: Preferred shareholder dividends		24	21
Common shareholders' net income (loss)		$438	$414

Average exchange rates:	U.S. dollars	0.99	1.04
	U.K. pounds	1.58	1.62

Earnings (loss) per share (Note 4)
Basic		$0.76	$0.73
Diluted		$0.73	$0.70

Weighted average shares outstanding in millions (Note 4)
Basic		575	565
Diluted		617	608
Dividends per common share		$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

28	Sun Life Financial Inc.	First Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2011	March 31, 2010
Total net income (loss)	$469	$433
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Gross unrealized gains (losses) during the period	(250)	(458)
Net investment hedges	39	45
Reclassification of foreign exchange losses (gains) (Note 7)	14	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses) during the period	9	129
Reclassifications to net income (loss)	(36)	(11)
Change in unrealized gains (losses) on cash flow hedging instruments:
Unrealized gains (losses) during the period	(5)	2
Reclassifications to net income (loss)	(3)	(3)
Total other comprehensive income (loss)	(232)	(296)
Total comprehensive income (loss)	237	137
Less: Participating policyholders' comprehensive income (loss)	2	(6)
Non-controlling interests in comprehensive income (loss)	3	3
Shareholders' comprehensive income (loss)	$232	$140

Income Taxes Included in Other Comprehensive Income (Loss)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2011	March 31, 2010
Income tax benefit (expense):
Unrealized foreign currency translation gains/losses, including net investment hedges	$(5)	$(3)
Reclassification of foreign exchange losses/gains	(3)	–
Unrealized gains/losses on available-for-sale assets	(6)	(21)
Reclassifications to net income for available-for-sale assets	7	–
Unrealized gains/losses on cash flow hedging instruments	(7)	(7)
Reclassifications to net income for cash flow hedges	1	1
Total income taxes benefit (expense) included in other comprehensive income (loss)	$(13)	$(30)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	29

Consolidated Balance Sheets

	As at
(unaudited, in millions of Canadian dollars)	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Cash, cash equivalents and short-term securities (Note 7)	$8,376	$8,462	$11,934
Debt securities (Note 7)	58,057	58,613	53,915
Equity securities (Note 7)	4,687	5,231	4,969
Mortgages and loans	25,856	26,034	26,921
Derivative assets	1,282	1,648	1,455
Other invested assets (Note 7)	1,240	1,185	1,126
Policy loans	3,246	3,277	3,302
Investment properties	4,744	4,544	4,546
Invested assets	107,488	108,994	108,168
Other assets	3,123	2,884	2,916
Reinsurance assets (Note 9)	3,866	3,855	3,343
Deferred tax asset	944	980	1,312
Property and equipment	492	492	499
Intangible assets	879	896	926
Goodwill	4,179	4,200	4,590
Total general fund assets	120,971	122,301	121,754
Investments for account of segregated fund holders (Note 12)	89,513	87,946	80,548
Total assets	$210,484	$210,247	$202,302

Liabilities and equity
Liabilities
Insurance contracts (Note 9)	$86,893	$88,056	$86,856
Investment contracts (Note 9)	4,100	4,143	4,915
Derivative liabilities	634	718	1,294
Deferred tax liabilities	10	39	12
Other liabilities	6,629	6,738	6,693
Senior debentures	2,151	2,151	2,151
Innovative capital instruments	1,645	1,644	1,644
Subordinated debt	2,738	2,741	3,048
Total general fund liabilities	104,800	106,230	106,613
Insurance contracts for account of segregated fund holders (Note 12)	83,556	81,931	74,293
Investment contracts for account of segregated fund holders (Note 12)	5,957	6,015	6,255
Total liabilities	$194,313	$194,176	$187,161

Equity
Issued share capital and contributed surplus	$9,629	$9,517	$8,948
Retained earnings and accumulated other comprehensive income	6,528	6,530	6,169
Non-controlling interests	14	24	24
Total equity	$16,171	$16,071	$15,141
Total equity and liabilities	$210,484	$210,247	$202,302

Exchange rate at balance sheet date:
U.S. dollars	0.97	1.00	1.05
U.K. pounds	1.56	1.55	1.70

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 4, 2011.

Donald A. Stewart	John H. Clappison
Chief Executive Officer	Director

30	Sun Life Financial Inc.	First Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the three months ended			For the three months ended
(unaudited, in millions of Canadian dollars)	Participating policyholders	Shareholders	March 31, 2011	Participating policyholders	Shareholders	March 31, 2010
Preferred shares
Balance, beginning and end of period	$–	$2,015	$2,015	$–	$1,741	$1,741
Common shares
Balance, beginning of period	–	7,407	7,407	–	7,126	7,126
Stock options exercised	–	42	42	–	7	7
Shares issued under dividend reinvestment and share purchase plan (Note 6)	–	69	69	–	65	65
Balance, end of period	–	7,518	7,518	–	7,198	7,198
Contributed surplus
Balance, beginning of period	–	95	95	–	81	81
Share-based payments	–	6	6	–	7	7
Stock options exercised	–	(5)	(5)	–	(1)	(1)
Balance, end of period	–	96	96	–	87	87
Retained earnings
Balance, beginning of period	117	6,489	6,606	109	5,898	6,007
Net income (loss)	4	462	466	(5)	435	430
Dividends on common shares	–	(209)	(209)	–	(203)	(203)
Dividends on preferred shares	–	(24)	(24)	–	(21)	(21)
Change due to transactions with non-controlling interests	–	(3)	(3)	–	(3)	(3)
Balance, end of period	121	6,715	6,836	104	6,106	6,210
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	–	387	387	–	107	107
Unrealized cumulative translation differences, net of hedging activities	(2)	(505)	(507)	–	–	–
Unrealized gains (losses) on transfers to Investment properties	–	6	6	–	–	–
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	38	38	–	55	55
Balance, beginning of period	(2)	(74)	(76)	–	162	162
Total other comprehensive income (loss) for the period	(2)	(230)	(232)	(1)	(295)	(296)
Balance, end of period	(4)	(304)	(308)	(1)	(133)	(134)
Non-controlling interests
Balance, beginning of period	–	24	24	–	24	24
Net income (loss)	–	3	3	–	3	3
Other changes in non-controlling interests	–	(13)	(13)	–	(12)	(12)
Balance, end of period	–	14	14	–	15	15
Total equity	$117	$16,054	$16,171	$103	$15,014	$15,117

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	31

Consolidated Statements of Cash Flows

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2011	March 31, 2010
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$527	$535
Add: interest expense related to financing activities	106	118
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(214)	991
(Increase) decrease in reinsurance assets	(75)	(93)
Unrealized (gains) losses on investments	(4)	(953)
Other non cash items	(248)	(88)
Operating cash items:
Deferred acquisition costs	(11)	(10)
Realized (gains) losses on investments	169	131
Sales, maturities and repayments of investments	20,106	20,451
Purchases of investments	(19,724)	(21,838)
Change in policy loans	(11)	(3)
Income taxes (paid) refund	(28)	50
Other cash items	(61)	(281)
Net cash provided by (used in) operating activities	532	(990)
Cash flows provided by (used in) investing activities
Purchase of property and equipment	(8)	(5)
Transactions with associates and joint ventures and other investing activities	(24)	(76)
Net cash provided by (used in) investing activities	(32)	(81)
Cash flows provided by (used in) financing activities
Borrowed funds	–	(16)
Collateral on senior financing	4	–
Issuance of common shares on exercise of stock options	37	6
Dividends paid on common and preferred shares	(159)	(156)
Interest expense paid	(59)	(61)
Net cash provided by (used in) financing activities	(177)	(227)
Changes due to fluctuations in exchange rates	(51)	(93)
Increase (decrease) in cash and cash equivalents	272	(1,391)
Net cash and cash equivalents, beginning of period	3,401	5,925
Net cash and cash equivalents, end of period (Note 7)	3,673	4,534
Short-term securities, end of period	4,640	6,013
Net cash and cash equivalents and short-term securities, end of period (Note 7)	$8,313	$10,547

The attached notes form part of these Interim Consolidated Financial Statements.

32	Sun Life Financial Inc.	First Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting policies

1.A Significant accounting policies

Description of business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”) and Sun Life Global Investments Inc. and is domiciled in Canada. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Basis of presentation

We prepare our Interim Consolidated Financial Statements using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the former International Accounting Standards Committee, which includes International Financial Reporting Standards, International Accounting Standards (“IAS”), and interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These various standards are collectively referred to as “IFRS”. Our Interim Consolidated Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting and are our first financial statements prepared using IFRS. The accounting policies have been applied consistently within our Interim Consolidated Financial Statements and our opening Consolidated Balance Sheet Statement as at the transition date of January 1, 2010 (“the Transition Date”) prepared for the purposes of transition to IFRS, using the accounting policies we expect to adopt in our 2011 Annual Consolidated Financial Statements. Note 2 includes the required disclosures with regards to our first time adoption of IFRS and the differences from our previous basis of accounting, Canadian generally accepted accounting principles (“GAAP”). Our Interim Consolidated Financial Statements should be read in conjunction with our most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by IFRS for Annual Consolidated Financial Statements.

Our Interim Consolidated Balance Sheets have been presented on a liquidity basis and each balance sheet line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Interim Consolidated Financial Statements are summarized below and are applied consistently by us.

Critical estimates, judgements and provisions

The preparation of our Interim Consolidated Financial Statements requires us to make estimates, judgments and provisions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. Actual results will differ from those estimates. Areas of significant accounting estimates and judgments include the measurement and classification of insurance contract liabilities and investment contract liabilities, determination of fair value of financial instruments, impairment of financial instruments, goodwill and intangible assets, and provisions and liabilities for pension plans, contingencies and other post retirement benefits and taxes. We also use judgment when determining whether the substance of our relationship with a special purpose entity (“SPE”), subsidiary, joint venture or associate constitutes control and in the determination of functional currencies. Details on the estimates and judgments are further described in the relevant accounting policies in these Notes.

Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the balance sheet date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change. The unwinding of the effect of discounting is recorded in our Interim Consolidated Statements of Operations as interest expense. Provisions included in insurance contract liabilities and investment contract liabilities are determined in accordance with Canadian accepted actuarial practice.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	33

Basis of consolidation, joint ventures and investments in associates

Our Interim Consolidated Financial Statements include the results of operations and the financial position of entities controlled by SLF Inc. or its subsidiaries after intercompany balances and transactions have been eliminated. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. This is assessed from both a legal and economic perspective. Legal control exists when SLF Inc. or one of its subsidiaries owns directly or indirectly the majority of voting shares of another entity, with consideration given to potential voting rights that are currently exercisable or convertible. Economic control exists when SLF Inc. or one of its subsidiaries, either directly or indirectly, has the power to direct the financial and operating policies of an entity from which it derives benefits. Entities are fully consolidated from the date control is obtained by SLF Inc. or one of its subsidiaries, and deconsolidated on the date control ceases. Our Interim Consolidated Financial Statements include SLF Inc.’s subsidiaries, certain investment funds and SPEs.

The acquisition method used to account for the acquisition of a subsidiary, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for joint ventures and entities over which SLF Inc. or its subsidiaries are able to exercise significant influence.

Foreign currency translation

Translation of transactions in foreign currencies

The individual financial statements of SLF Inc. and its subsidiaries are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency of the subsidiary are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the balance sheet date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the balance sheet date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the balance sheet date, while non-monetary assets and liabilities that are classified as available-for-sale (“AFS”) are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Interim Consolidated Statements of Operations. For monetary assets classified as AFS, translation differences calculated at amortized cost are recognized in our Interim Consolidated Statements of Operations and the translation differences on the gains and losses are recognized in other comprehensive income (“OCI”). The resulting exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the presentation currency

In preparing our Interim Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the balance sheet date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control over a foreign operation, the cumulative exchange gain or loss related to that foreign operation is recognized in net income.

Invested assets

Financial assets excluding derivative financial instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, the financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Interim Consolidated Balance Sheets and the asset classifications applicable to these assets.

Interim Consolidated Balance Sheet line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

34	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Other invested financial assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with an original term to maturity of three months or less, while short-term securities have an original term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial recognition and subsequent measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Interim Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT, if it is acquired principally for the purpose of selling or repurchasing in the near term. A financial asset can be designated as FVTPL, if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVPTL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-sale financial assets

Financial assets classified as AFS are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. Changes in fair value of AFS debt securities resulting from fluctuations in foreign exchange rates are recorded in net income, while changes in fair value of equity securities resulting from fluctuations in foreign exchange rates are recorded to unrealized gains or losses in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Interim Consolidated Statements of Operations.

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans and interest income earned, are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized, when the contractual rights to its cash flows expire, or we have transferred our economic rights to the asset and substantially all risks and rewards. In instances where substantially all risks and rewards have not been transferred or retained, the assets are derecognized if the asset is not controlled through rights to sell or pledge the asset.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	35

iii) Impairment

All financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans generally includes instances where there is no longer reasonable assurance over the timely collection of the full amount of principal and interest.

Financial assets at fair value through profit or loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of expected future cash flows from assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of impairment on future cash flows.

Available-for-sale financial assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Interim Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, in subsequent reporting periods are reclassified from OCI to income until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, it is reversed through income only when the recovery in fair value is related objectively to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and receivables

Mortgages and loans are individually evaluated for impairment in establishing the allowance for credit losses. However, the full extent of impairment present in the portfolio of mortgages and loans cannot be identified solely by reference to individual loans. When the credit quality of groups of loans to borrowers operating in particular sectors has deteriorated, additional impairment that cannot be identified on a loan-by-loan basis is estimated collectively for the group on a sectoral basis.

Mortgages and loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. When mortgages and loans are classified as impaired, allowances for credit losses are established to adjust the carrying value of these assets to their net recoverable amount. The allowance for credit losses is estimated using the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Interest income is recognized on impaired mortgages and loans using the effective interest rate method based on the estimated future cash flows used to measure the impairment loss.

Changes in allowances for losses, and write-offs of specific mortgages and loans net of recoveries, are charged against Interest and other investment income in our Interim Consolidated Statements of Operations. Once the conditions causing impairment improve and future payments are reasonably assured, allowances are reduced and the mortgages and loans are no longer classified as impaired.

If the conditions causing impairment do not improve and future payments remain unassured, we typically derecognize the asset through disposition or foreclosure. Uncollectible collateral-dependent loans are written off through the allowances for losses at the time of disposition or foreclosure.

36	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Derivative financial instruments

All derivative financial instruments are recorded at fair value in our Interim Consolidated Balance Sheets. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes and embedded derivatives are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations, Income earned or paid on these derivatives is recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in net income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair value hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign currency translation associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to net income. As a result, ineffectiveness, if any, is recognized in net income to the extent that changes in fair value are not offset between the hedging instrument and hedged item. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Cash flow hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. Changes in fair value based on spot price changes are recorded to OCI, with the spot to forward differential and any ineffectiveness recognized in Interest and other investment income in the Interim Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to net income as a component of operating expenses as the liability is accrued for the stock-based compensation awards over the vesting period.

Net investment hedges

We use swaps to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these swaps based on forward prices are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Embedded derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in net income, and if an embedded derivative is separated from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts see the Insurance contracts accounting policy in this Note.

Investment properties

Investment properties are real estate held to earn rental income or held for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied, are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Interim Consolidated Balance Sheets. These properties are subsequently measured at fair value with changes in values recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Fair value is supported by market evidence, as assessed by qualified appraisers. All assets are appraised annually and reviewed quarterly for material changes. External appraisals are obtained at least once every two years.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	37

In all cases, the valuation methodology used would be a recognized or accepted approach in accordance with the valuation standards of the Appraisal Institutes of Canada and/or the U.S.

Other invested assets – non-financial assets

Other invested assets also include non-financial instruments such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments are made for our share of net income or loss and are recorded in Interest and other net investment income in our Interim Consolidated Statements of Operations and our share of OCI in our Interim Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. When the carrying amount is greater than the recoverable amount, an impairment loss is recognized for this difference.

Other assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued and prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the life of the contracts based on the future expected fees.

Reinsurance assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy which requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Interim Consolidated Balance Sheets. Premiums for reinsurance ceded are presented as Premiums ceded in the Interim Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Interim Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced accordingly, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Interim Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and this impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Borrowing costs incurred at the time of acquisition are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and amortized to their residual values over their estimated useful lives as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The assets’ residual values, useful lives and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount, and are recognized in the Interim Consolidated Statements of Operations.

38	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Intangible assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Interim Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that were expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing CGUs carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

Insurance contracts

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

As discussed in the Segregated funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Interim Consolidated Balance Sheets.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contracts satisfies the IFRS 4, Insurance contracts requirements for eligibility for use under IFRS. Under CALM liabilities are set equal to the balance sheet value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under the current CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in profit or loss, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Financial liabilities

Investment contracts

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service contracts accounting policy in this Note.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	39

Investment contracts are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contracts recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Interim Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an Increase and decrease in investment contract liabilities in our Interim Consolidated Balance Sheets.

As discussed in the Segregated funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Interim Consolidated Balance Sheets.

Some investment contracts contain DPFs, whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. The accounting for these contracts is described in the Insurance contracts section of this Note.

Senior debentures and subordinated debt

Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Other liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions, and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided.

Service contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and fee income recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is set up in other liabilities.

Segregated funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Interim Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Interim Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Interim Consolidated Statements of Operations.

Investments for account of segregated fund holders

Investments for account of segregated fund holders are recorded separately from the general fund liabilities in our Interim Consolidated Balance Sheets and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance contracts for account of segregated fund holders

Life insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contracts in the Interim Consolidated Balance Sheets.

40	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Investment contracts for account of segregated fund holders

Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contracts in the Interim Consolidated Balance Sheets.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity, is recognized in equity and not in our Interim Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Interim Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Interim Consolidated Balance Sheets dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same legal entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and/or liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension plans and other post-retirement benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation, adjusted for any historic unrecognized actuarial gains or losses and past service cost is recognised on the Consolidated Balance Sheets as an asset or liability.

Actuarial gains and losses are accounted for using the corridor method. Actuarial gains and losses are amortized to income over the average remaining service period of active employees expected to receive benefits under the plan, but only to the extent that such gains or losses exceed 10% of the greater of plan assets or the benefit obligation at the beginning of the year.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and fee income recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	41

Fee income includes fund management and other asset based fees, commissions from intermediary activities, fees on service contracts and is recognized when services are rendered.

Share-based payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Interim Consolidated Statements of Operations, with an offset to contributed surplus in our Interim Consolidated Statements of Changes in Equity. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to common shares in our Interim Consolidated Statements of Changes in Equity.

Other stock-based compensation plans based on the value of SLF Inc.’s shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are paid in cash when the shares are purchased from the employees.

1.B Changes in accounting policies

Future changes expected to be adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable for us in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012 and we are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

2.    IFRS 1 – First time adoption

The Canadian Accounting Standards Board (“AcSB”) requires that Canadian publicly accountable entities prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As these financial statements represent our initial presentation of our results and financial position under IFRS, they were prepared in accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires retrospective application of all IFRS standards, with certain optional exemptions and mandatory exceptions, which are described further in this Note. The accounting policies described in Note 1 have been applied consistently to all periods presented in our Consolidated Financial Statements with the exception of the optional exemptions elected and the mandatory exceptions required. At the Transition Date, an opening balance sheet was prepared under IFRS.

Our 2010 Annual Consolidated Financial Statements were previously prepared in accordance with Canadian GAAP. In this Note our transition to IFRS is explained through the following:

2.A	First time adoption optional exemptions and mandatory exceptions to retrospective application of IFRS

This section describes the standards for which IFRS was not applied retrospectively as available in IFRS 1.

2.B	Reconciliations of total equity and comprehensive income from Canadian GAAP to IFRS

Quantitative and qualitative explanations are included in this section to explain the differences between Canadian GAAP and IFRS in total equity and comprehensive income.

2.C	Reconciliation of consolidated balance sheet from Canadian GAAP to IFRS

This section explains quantitatively and qualitatively the impact and differences between Canadian GAAP and IFRS.

42	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.D	Additional disclosures

This section contains additional disclosures as at January 1, 2010 and December 31, 2010 for items where our most recent Annual Consolidated Financial Statements prepared under Canadian GAAP do not provide sufficient context.

2.A First time adoption optional exemptions and mandatory exceptions to retrospective application of IFRS

As previously noted, IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. The optional exemptions elected and the mandatory exceptions to retrospective application of IFRS are described below and the quantification of these are discussed in Section B of this Note.

2.A.i Optional exemptions

1. Cumulative foreign currency translation differences

Retrospective application of IFRS would require us to determine cumulative foreign currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative foreign currency translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

2. Cumulative unrecognized actuarial losses on employee benefits

IAS 19, Employee Benefits, requires retrospective application for the recognition of actuarial gains and losses on employee benefits. IFRS 1 provides the option to recognize all deferred cumulative unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans under Canadian GAAP in opening equity at the Transition Date and provide disclosures on a prospective basis. We have taken this option, resulting in the cumulative amount of actuarial losses on our defined benefit pension plans and other benefits plans being recognized in retained earnings at the Transition Date.

3. Financial instruments

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) sets out the classification and designation requirements for financial instruments at the date of initial recognition, which is the date the entity becomes a party to the contractual provisions of the financial instrument. However, IFRS 1 allows for revised designation of financial instruments held at the Transition Date as AFS or FVTPL. The revised designations have been done primarily to reduce measurement inconsistencies or accounting mismatch.

4. Business combinations

The retrospective application of IFRS 3R, (Revised) Business Combinations (January 2008) (“IFRS 3R”), would require the restatement of all business combinations that occurred prior to the Transition Date. IFRS 1 provides an option not to apply IFRS 3R retrospectively to acquisitions that occurred before the Transition Date and we have elected this optional exemption. Therefore, no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS 3R. As we have elected not to apply IFRS 3R retrospectively, we will apply the accounting requirements in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), for transactions with non-controlling interests prospectively from the Transition Date.

5. Share-based payments

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based payment, to liabilities arising from share-based payment transactions that were settled before the Transition Date. We have taken this exemption and have not applied IFRS 2, Share-based payment to liabilities settled prior to the Transition Date.

6. Borrowing costs

IAS 23, Borrowing Costs, requires that borrowing costs directly attributable to the acquisition, construction or production of an asset be capitalized using the weighted average of applicable borrowing costs. We have elected to apply this standard prospectively from the Transition Date.

2.A.ii Mandatory exceptions

1. Hedging relationships

Hedge accounting can only be applied from the Transition Date to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at that date. As at the Transition Date, we reclassified amounts from accumulated OCI to retained earnings relating to hedging relationships under Canadian GAAP that are no longer designated as a hedging relationship under IFRS.

2. Estimates

Estimates made in accordance with IFRS at the Transition Date are consistent with estimates we previously made under Canadian GAAP.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	43

2.B Reconciliations of total equity and comprehensive income from Canadian GAAP to IFRS

2.B.i Reconciliation of total equity and comprehensive income

The following tables reconcile our total equity as previously reported under Canadian GAAP to the amounts reported under IFRS as at the Transition Date, March 31, 2010 and December 31, 2010. Certain adjustments did not impact our total equity but resulted in reclassifications between amounts in OCI, retained earnings and contributed surplus. A separate reconciliation is provided for the amounts reclassified between OCI, retained earnings and contributed surplus as at the Transition Date. Explanations for each of the adjustments to equity are included in section 2.B.iv that follows the reconciliations.

As at	Item	January 1, 2010	March 31, 2010	December 31, 2010
Total equity as reported under Canadian GAAP		$17,337	$17,265 (1)	$18,359
Adjustments to total equity under IFRS:
Reclassification of non-controlling interests	1	24	15	24
Consolidation:
Consolidation of special purpose entities	2	33	31	19
Reversal of dilution gains	3	–	(12)	(36)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(180)	(180)	(183)
Investment properties adjustment to fair value	5	71	46	2
Deferred net realized gains on real estate reversed	6	225	220	219
Limited partnerships and private equities to fair value	7	44	38	37
Private debt reclassification to loans and receivables	8	(613)	(465)	(532)
Investment contract remeasurements	9	(61)	(1)	(74)
Insurance contract remeasurements	10	369	269	368
IFRS exemptions and other:
Impairment of goodwill	11	(1,833)	(1,792)	(1,771)
Share-based payments	12	(129)	(147)	(241)
Cumulative unrecognized actuarial losses on employee benefits	13	(450)	(443)	(434)
Income taxes	14	304	273	314
Total adjustments to equity under IFRS		$(2,196)	$(2,148)	$(2,288)
Total equity as reported under IFRS		$15,141	$15,117	$16,071
(1)

Total equity as reported under Canadian GAAP includes the accounting adjustment reported in the second quarter of 2010. We corrected the error by increasing actuarial liabilities by $120, decreasing future income tax liabilities by $34, increasing other assets by $9, and correspondingly, decreasing shareholders’ opening retained earnings by $77.

2.B.ii Reclassifications between components of total equity

The following table shows the reclassifications between OCI, retained earnings and capital and contributed surplus (includes preferred shares, common shares and contributed surplus). There were no adjustments to preferred shares or common shares.

As at January 1, 2010	Item	Capital and contributed surplus	Retained earnings	Accumulated OCI	Total
Equity reported under Canadian GAAP		$9,000	$10,882	$(2,545)	$17,337
Reclassifications between components of equity:
Reset cumulative foreign currency translation differences(1)	15	–	(2,637)	2,637	–
Derivatives and hedge accounting	16	–	(40)	40	–
Share-based payments	12	(52)	52	–	–
Total reclassifications between components of equity		$(52)	$(2,625)	$2,677	$–
Equity before IFRS adjustments		$8,948	$8,257	$132	$17,337
(1)	This adjustment is net of tax of $90.

44	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B.iii Reconciliation of comprehensive income

The following table reconciles total net income and total comprehensive income as reported under Canadian GAAP to the amounts reported under IFRS for the periods presented. In addition to the items included in the reconciliation that follows, certain amounts in our Interim Consolidated Statements of Operations have been presented differently under IFRS as compared to Canadian GAAP, without impacting total net income or total comprehensive income. Most of the income items that are presented differently under IFRS are due to their presentation under our IFRS Consolidated Balance Sheet. Further explanations of the balance sheet reclassifications and consolidations affecting our Interim Consolidated Statements of Operations presentation can be found in Section 2.C of this Note as part of the explanation of the differences between Canadian GAAP and IFRS for the opening balance sheet.

		For the three months ended	For the year ended
	Item	March 31, 2010	December 31, 2010
Total net income as reported under Canadian GAAP		$426	$1,685
Reclassification of non-controlling interests	1	5	23
		431	1,708
Adjustments to total net income (loss):
Consolidation:
Consolidation of special purpose entities	2	1	(8)
Reversal of dilution gains	3	(11)	(29)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(2)	(6)
Investment properties adjustment to fair value	5	(40)	(90)
Deferred net realized gains on real estate reversed	6	5	1
Limited partnerships and private equities to fair value	7	–	4
Private debt reclassification to loans and receivables	8	141	67
Investment contract remeasurements	9	54	(17)
Insurance contract remeasurements	10	(98)	10
Derivatives and hedge accounting	16	3	24
IFRS exemptions and other:
Share-based payments	12	(31)	(132)
Cumulative unrecognized actuarial losses on employee benefits	13	1	6
Foreign currency translation differences	17	–	(38)
Income taxes	14	(21)	18
Total adjustments to total net income (loss)		$2	$(190)
Total net income (loss) as reported under IFRS		$433	$1,518
Total other comprehensive income (loss) as reported under Canadian GAAP		$(348)	$(330)
Adjustments to other comprehensive income (loss):
Foreign currency translation differences	17	51	100
Derivatives and hedge accounting	16	1	(6)
Limited partnerships and private equities to fair value	7	(6)	(10)
Private debt reclassification to loans and receivables	8	7	3
Consolidation of special purpose entities	2	–	1
Owner-occupied property transferred to investment properties	18	–	8
Income taxes	14	(1)	(4)
Total adjustments to other comprehensive income (loss)		$52	$92
Total other comprehensive income (loss) as reported under IFRS		$(296)	$(238)

Total comprehensive income (loss) as reported under Canadian GAAP		$83	$1,378
Total comprehensive income (loss) as reported under IFRS		$137	$1,280

Basic earnings per share – Canadian GAAP	19	$0.72	$2.79
Basic earnings per share – IFRS	19	$0.73	$2.48

Diluted earnings per share – Canadian GAAP	19	$0.72	$2.76
Diluted earnings per share – IFRS	19	$0.70	$2.39

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	45

2.B.iv Analysis of adjustments to equity and comprehensive income due to the adoption of IFRS

The following sections describe the adjustments to equity and comprehensive income shown in the preceding tables in further detail. Adjustments to equity in periods subsequent to the Transition Date may change due to fluctuations in the foreign exchange rates for each reporting period.

1. Reclassification of non-controlling interests

Under Canadian GAAP, non-controlling interests were presented separately from total equity in our Consolidated Balance Sheets. In accordance with IAS 27, non-controlling interests are presented as part of equity, separate from the parent company shareholders’ equity, resulting in an adjustment to total equity on the Transition Date. As a result, income attributable to non-controlling interests is included in total net income under IFRS.

2. Consolidation of special purpose entities

Under IFRS, we are required to consolidate SPEs where we have control, based on the substance of the relationship between the Company and the SPE which differs from the models used under Canadian GAAP.

As a result, we have consolidated the assets and liabilities of certain securitized structures that meet the definition of an SPE under our control, and have reversed the retained interest recorded at fair value under Canadian GAAP. Certain assets within these SPEs are measured at amortized cost resulting in a measurement difference and an adjustment to equity on the Transition Date. Subsequent to the Transition Date, the income earned and expenses paid by these consolidated entities compared to the income and market value changes on the retained interests that are eliminated result in a difference in total net income between IFRS and Canadian GAAP.

In addition, Sun Life Capital Trust vehicles used for the issuance of innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), which did not previously require consolidation under Canadian GAAP also meet these requirements and are consolidated under IFRS.

3. Reversal of dilution gains

Under IFRS, transactions with minority shareholders that do not result in a change in control are required to be recorded in equity. Under Canadian GAAP these transactions were recorded as step acquisitions or disposals resulting in the recording of goodwill or a gain or loss in net income. This adjustment reflects the reversal of these balances to equity in the reporting periods in 2010.

4. Property and equipment at cost less accumulated depreciation

Owner-occupied properties are classified as property and equipment under IAS 16, Property, Plant and Equipment, and accounted for at cost less accumulated depreciation and accumulated impairment loss. Under Canadian GAAP, owner-occupied properties were recorded as part of Real estate in the Consolidated Balance Sheets. IFRS 1 allows us to elect fair value as deemed cost on the Transition Date for property and equipment. We have not elected this option and property and equipment, including owner-occupied properties, have been measured at cost less accumulated depreciation on the Transition Date. The adjustment to opening equity on the Transition Date reflects the measurement change of being recorded at cost less accumulated depreciation under IFRS from the value using the moving average market method (“MAMM”) under Canadian GAAP. While both IFRS and Canadian GAAP total net income include rental income from third parties on these properties they differ as a result of the difference between the reversal for MAMM under Canadian GAAP and the recording of the depreciation expense to that recorded under IFRS.

5. Investment properties adjustment to fair value

Properties that meet the definition of investment properties under IAS 40, Investment Properties, have been reclassified from Real estate under Canadian GAAP, which were measured using MAMM, to Investment properties which are measured at fair value under IFRS. The adjustment to opening equity on the Transition Date related to investment properties reflects this measurement difference. For those investments backing insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. In periods subsequent to the Transition Date the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

6. Deferred net realized gains on real estate reversed

Under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. On the Transition Date, these deferred net realized gains were recorded to retained earnings as IAS 40, Investment Properties, and IAS 16, Property, Plant and Equipment, require recognition of all gains and losses on these properties in income on realization. In periods subsequent to the Transition Date, adjustments are recognized in income for the difference between the amortization of the deferred gains recorded in income in Canadian GAAP and the gains realized on sales of properties that occurred subsequent to the Transition Date that were recognized in income immediately under IFRS. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities.

46	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Limited partnerships and private equities to fair value

In accordance with IAS 39, investments held by us that are not quoted in an active market must be measured at fair value when fair value is reliably measureable, while Canadian GAAP required these be recorded at cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments backing insurance contract liabilities, an adjustment was recorded in insurance contract liabilities that offsets a significant portion of the asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. The difference in measurement from cost to fair value at each reporting period is recorded in OCI, resulting in a difference from Canadian GAAP.

8. Private debt reclassification to loans and receivables

In accordance with IAS 39, certain financial instruments that were previously classified as HFT or AFS measured at fair value do not meet the criteria for this classification under IFRS. Therefore, they are reclassified to loans and receivables, have been recorded in Mortgages and loans in the Interim Consolidated Balance Sheets and are measured at amortized cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments supporting insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance liabilities. There is also a difference in OCI for the reversal of fair value adjustments of assets previously classified as AFS assets under Canadian GAAP which are now measured at amortized cost. In reporting periods subsequent to the Transition Date, the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

9. Investment contract remeasurements

In accordance with IAS 39, investment contracts are measured at fair value or amortized cost. The adjustment to equity at the Transition Date reflects the difference between fair value or amortized cost of the investment contract and the amount previously reported as an actuarial liability under Canadian GAAP. Assets supporting these investment contract liabilities have been redesignated to ensure any accounting mismatch in measurement between assets and liabilities is minimized. The difference in measurement between Canadian GAAP and IFRS at each reporting period subsequent to the Transition Date is recorded in total net income.

10. Insurance contract remeasurements

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contracts, adjustments were recorded to equity to reflect the corresponding change in measurement to insurance contract liabilities as at the Transition Date. Therefore, for assets supporting insurance contracts, the impact to equity from asset measurement differences under IFRS from Canadian GAAP is significantly offset by the associated adjustment to insurance contract liabilities.

Adjustments to insurance contract liabilities were made for asset remeasurements discussed in items 5, 6, 7 and 8 in this section of this Note.

11. Impairment of goodwill

Impairment testing of goodwill is required to be performed at the CGU level under IFRS, which is a more granular level, compared to the reporting unit level under Canadian GAAP. The primary basis for determining a reporting unit is that it constitutes a business with discrete financial information that is regularly reviewed by management. A CGU, by comparison, is defined as the smallest identifiable group of assets that generate cash inflows that are independent of cash inflows from other groups of assets.

Canadian GAAP reporting units for purpose of goodwill impairment testing consisted of Canada, McLean Budden, U.S., MFS, Asia, U.K. and Reinsurance. These reporting units have been further divided into their respective CGUs under IFRS, where required. The goodwill acquired in past business combinations has been allocated to these CGUs or groups of CGUs that were expected to benefit from the synergies of the particular acquisition at that time. Included in the table below are the CGUs defined upon transition where goodwill has been allocated.

Goodwill has been tested for impairment at the Transition Date by comparing the carrying value and the recoverable amount, being the higher of fair value less cost to sell and value in use of the CGU or group of CGUs. We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	47

The appraisal methodology is based on best estimates of projected future book profits, expenses, estimated future cost of capital and where appropriate adjusted for items such as transaction costs.

The growth estimates of future sales by CGU are based upon projected annual value of new business and market multiples that reflect market capacity and our strategic business plans.

The discount rates applied reflect the nature of the environment of that CGU and our target leveraged capital base. The discount rates used range from 10% to 12% (after tax), with CGUs in the more established markets using discount rates at the low end of the range, and those in the developing markets using discount rates at the high end of the range. The targeted capital level used is aligned with our business objectives.

The following table summarizes the CGUs and groups of CGUs to which goodwill has been allocated and the results of the impairment test performed at the Transition Date which resulted in certain impairment of goodwill by CGU recorded in opening equity.

As at	IFRS goodwill before impairment January 1, 2010	Impairment January 1, 2010	IFRS goodwill after impairment January 1, 2010	Dispositions (Note 3)	Foreign exchange rate movements	IFRS goodwill December 31, 2010
SLF Canada
Individual insurance	$1,216	$(310)	$906	$–	$–	$906
Individual wealth	685	(333)	352	–	–	352
McLean Budden	74	–	74	–	–	74
Group retirement services	453	–	453	–	–	453
Group benefits	1,054	–	1,054	–	–	1,054
SLF U.S.
Fixed annuities	1,190	(1,190)	–	–	–	–
Variable annuities	98	–	98	–	(6)	92
Employee benefit group	352	–	352	–	(18)	334
MFS	346	–	346	–	(18)	328
SLF Asia
Hong Kong	463	–	463	–	(25)	438
Corporate and other(1)	492	–	492	(309)	(14)	169
Total	$6,423	$(1,833)	$4,590	$(309)	$(81)	$4,200
(1)	Included within Corporate and other is the goodwill allocated to U.K. of $183 and Reinsurance of $309.

12. Share-based payments

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash settled share-based payment awards under IFRS 2, Share-based payment, rather than as equity settled awards as under Canadian GAAP. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because employees have the right to put the shares for repurchase after a specified holding period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. Under Canadian GAAP, the period over which the employees held the shares prior to MFS purchasing their shares was sufficient for the awards to be accounted for as equity settled share-based payment awards. This resulted in recognition of compensation expense that was based on the fair value at the date of grant and non-controlling interests when shares were issued under the plans.

On the Transition Date, the difference between the liability recorded under IFRS and the amount that had been recognized as non-controlling interest under Canadian GAAP was recognized as an adjustment to opening equity. In addition, amounts accumulated in contributed surplus relating to the unvested portion of these awards under Canadian GAAP were reclassified to retained earnings on the Transition Date. IFRS also requires that forfeitures be estimated when recording compensation expense. Canadian GAAP allowed the effect of forfeitures to be recognized in the period when the forfeiture occurred. This difference also resulted in an adjustment that was recognized in opening retained earnings at the Transition Date.

In the periods subsequent to the Transition Date, adjustments were made to net income due to the difference in the compensation expense recorded under IFRS and the amounts recorded under Canadian GAAP.

13. Cumulative unrecognized actuarial losses on employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on employee benefits deferred under Canadian GAAP in opening retained earnings at the Transition Date. The cumulative amount of actuarial losses recorded in other assets on our defined benefit pension plans and other benefits plans has been recognized in retained earnings as at the Transition Date. The total net income in periods subsequent to the Transition Date has been adjusted under IFRS to reverse the amortization of these losses under Canadian GAAP.

48	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Income taxes

The adjustment to total equity at the Transition Date reflects the total tax recovery on all the adjustments from Canadian GAAP to IFRS other than those adjustments that are not considered a temporary difference. The adjustment to total net income in subsequent periods in 2010 is the deferred tax expense recorded under IFRS which reduces the tax recovery recorded at the Transition Date.

15. Reset cumulative foreign currency translation differences

As described in Part A of this Note, IFRS 1 permits cumulative foreign currency translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

16. Derivative and hedge accounting

As described in Part A of this Note, all hedging relationships that qualify for hedge accounting under IFRS have been documented on the Transition Date. As at the Transition Date, we reclassified amounts between accumulated OCI and retained earnings relating to hedging relationships under Canadian GAAP that did not qualify for hedge accounting under IFRS.

Subsequent to the Transition Date, total net income and OCI differ between Canadian GAAP and IFRS due to hedges that did not qualify for hedge accounting under IFRS as well as interest income or expense from derivatives designated as net investment hedges which is recorded directly to net income under IFRS.

17. Foreign currency translation differences

Foreign currency translation amounts recorded in our Interim Consolidated Financial Statements differ under IFRS when compared to Canadian GAAP as a result of the following accounting policy differences.

As a result of different carrying amounts between Canadian GAAP and IFRS, the foreign currency translation differences when translating foreign operations to our functional currency differs.

Under IFRS, cumulative foreign currency translation differences are recorded in net income upon disposal of a foreign operation, which includes loss of control, significant influence or joint control over a foreign operation. Canadian GAAP recognized foreign currency translation differences in net income when there is a reduction in our net investment in a self-sustaining foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

In 2010, we sold our life retrocession business, which constituted the disposition of a foreign operation under IFRS, as we no longer control this business, and therefore, recorded the related cumulative foreign currency translation differences of $33 in net income. Under Canadian GAAP, we did not recognize foreign currency translation differences in net income as there was no reduction of net investment or repatriation of capital as at December 31, 2010. As a result, we recognized an after-tax loss in net income of $32 on this transaction under IFRS instead of the $1 after-tax gain recognized under Canadian GAAP.

In addition, IAS 21, The Effects of Changes in Foreign Exchange Rates, requires that foreign currency gains and losses on AFS debt securities held in a currency other than the subsidiary’s functional currency be recorded in our Interim Consolidated Statements of Operations.

18. Owner-occupied property transferred to investment properties

In the fourth quarter of 2010, there was a change in the use of a property that resulted in an owner-occupied property measured at cost less accumulated depreciation being transferred to investment properties measured at fair value under IFRS. As a result, the increase in value was required to be recorded in the Consolidated Statements of Comprehensive Income (Loss). There is no distinction between owner-occupied and investment property under Canadian GAAP.

19. Diluted earnings per share

The diluted earnings per share (“EPS”) under IFRS excludes the impact of stock-based compensation equity awards of a subsidiary that are accounted for as liabilities under IFRS. Adjustments made to common shareholders’ net income due to the potential reduction to net income that would result from the vesting and exercise of these awards under Canadian GAAP did not impact the diluted EPS of SLF Inc. under IFRS. In addition, the potential conversion of certain instruments described further in Note 4, are included in the calculation of diluted EPS under IFRS. When these instruments are converted to preferred shares of Sun Life Assurance, we have the option to settle the preferred shares with cash or common shares of SLF Inc. Under IFRS, diluted earnings per share must be based on the presumption that these securities will be settled by the issuance of common shares while under Canadian GAAP these potential common shares could be excluded from the calculation of diluted earnings per share since our past experience or policy provided a reasonable basis that these securities would be settled in cash rather than shares.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	49

2.C Reconciliation of consolidated balance sheet from Canadian GAAP to IFRS

The following reconciles our Canadian GAAP Consolidated Balance Sheet to our IFRS Consolidated Balance Sheet as at the Transition Date. The Canadian GAAP balances have been presented in a format that is consistent with the presentation under IFRS and includes:

•	elimination of separate presentation of HFT and AFS bonds and stocks which are now included in debt securities and equity securities, respectively,
•	presentation of policy loans separate from other invested assets,
•	presentation of property and equipment and deferred tax assets separate from other assets,
•	presentation of investments for account of segregated fund holders and the related liabilities within total assets and total liabilities, respectively, and
•	combined presentation of actuarial liabilities and other policy liabilities and amounts on deposit as insurance contracts.

Explanations for the IFRS adjustments are included in the section that follows the opening Consolidated Balance Sheet reconciliation.

		IFRS ADJUSTMENTS
As at January 1, 2010	Canadian GAAP	Reclassification (1)	Consolidation (2)	Asset & contract remeasurement (3)	IFRS 1 exemptions and other (4)	IFRS
Assets
Cash, cash equivalents and short-term securities	$11,868	$19	$47	$–	$–	$11,934
Debt securities(1)	61,307	–	288	(7,680)	–	53,915
Equity securities(1)	4,966	–	(11)	14	–	4,969
Mortgage and loans	19,449	–	405	7,067	–	26,921
Derivative assets	1,382	–	65	8	–	1,455
Other invested assets(1)	1,077	–	19	30	–	1,126
Policy loans(1)	3,303	–	(1)	–	–	3,302
Investment properties	4,877	(402)	–	71	–	4,546
Other assets(1)	3,307	34	(21)	(12)	(392)	2,916
Reinsurance assets	–	3,334	–	9	–	3,343
Deferred tax asset(1)(2)	1,054	–	(12)	127	143	1,312
Property and equipment(1)	156	523	–	(180)	–	499
Intangible assets	926	–	–	–	–	926
Goodwill	6,419	–	–	–	(1,829)	4,590
Investments for account of segregated fund holders(1)	81,305	(3)	(754)	–	–	80,548
Total assets	$201,396	$3,505	$25	$(546)	$(2,078)	$202,302
Liabilities and Equity
Liabilities
Insurance contracts(1)	$88,939	$(1,649)	$(60)	$(374)	$–	$86,856
Investment contracts(1)	–	4,899	–	16	–	4,915
Derivative liabilities	1,257	–	26	11	–	1,294
Deferred tax liabilities(2)	58	–	–	(2)	(44)	12
Other liabilities(1)	5,374	258	808	44	209	6,693
Senior debentures	3,811	–	(1,660)	–	–	2,151
Innovative capital instruments	–	–	1,644	–	–	1,644
Subordinated debt	3,048	–	–	–	–	3,048
Deferred net realized gains	225	–	–	(225)	–	–
Insurance contracts for account of segregated fund holders(1)	81,305	(6,258)	(754)	–	–	74,293
Investment contracts for account of segregated fund holders(1)	–	6,255	–	–	–	6,255
Total liabilities	$184,017	$3,505	$4	$(530)	$165	$187,161
Non-controlling interests	42	(24)	–	–	(18)	–
Total equity	$17,337	$24	$21	$(16)	$(2,225)	$15,141
Total equity and liabilities	$201,396	$3,505	$25	$(546)	$(2,078)	$202,302
(1)	These descriptions are in a format consistent with the presentation under IFRS.
(2)

Adjustments have been presented on a gross basis with the related tax amount recorded in the deferred tax asset or deferred tax liabilities lines. The net of tax adjustment is recorded in total equity.

50	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.C.i Analysis of adjustments to the balance sheet from transition to IFRS

Adjustments to our Consolidated Balance Sheet on the Transition Date were due to both measurement, as described in Section B of this Note, and presentation differences between IFRS and Canadian GAAP which are described in the following section.

1. Reclassification

These adjustments reflect changes in presentation under IFRS where there are no measurement differences.

Reinsurance assets

In accordance with IFRS 4, Insurance Contracts, reinsurance assets, representing the portion of the insurance contract liabilities that is covered by reinsurance arrangements are reported as assets. Under Canadian GAAP, these amounts were netted against Actuarial liabilities and other policy liabilities in our Consolidated Balance Sheets.

Investment contracts

Contracts issued by us that do not transfer significant insurance risk but do transfer financial risk from the policyholder to us, are financial liabilities. This adjustment is to reclassify the balance from its previous classification under Canadian GAAP to investment contracts under IFRS.

Non-controlling interests

In accordance with IAS 27, non-controlling interests are presented within equity. Under IFRS 1, we are required to apply this at the Transition Date and therefore this adjustment is to reclassify the balance from liabilities to equity.

Segregated funds

Assets held to cover certain liabilities related to segregated funds were required to be reported separately from general fund assets and liabilities under Canadian GAAP. Under IAS 1, Presentation of Financial Statements, they are reported in separate accounts included in total assets and total liabilities. The segregated fund liabilities that are classified as investment contracts are to be presented separately from insurance contract liabilities and therefore this adjustment is to reclassify the amounts.

Investment properties and property and equipment

Certain properties previously reported as Real estate under Canadian GAAP have been reclassified as owner-occupied assets under IFRS. Leasehold improvements on investment properties have also been reclassified from Other assets to Investment properties.

2. Consolidation

Joint ventures

Under IAS 31, Interests in Joint Ventures, investments in joint ventures can be reported using the equity method or proportionate consolidation. We have elected to apply the equity method to investments in joint ventures. Under Canadian GAAP, these joint ventures were reported using the proportionate consolidation method. As a result, the proportionately consolidated amounts recognized in our Consolidated Balance Sheets in both the general fund and segregated fund balances, were reversed with an increase to Other invested assets to record the equity investment.

Consolidation of special purpose entities

In accordance with SIC 12, Consolidation-Special Purpose Entities, we are required to consolidate certain SPEs where we have a controlling interest, based on the substance of the relationship between us and those SPEs, as a creditor in certain trust entities. Certain of these SPEs were used to securitize mortgage assets originated by us and derivative contracts entered into by the SPEs. SPEs being consolidated were also used to securitize various financial assets, including debt and equity securities acquired by the SPEs and derivative contracts entered into by the SPEs. All the assets, liabilities, income and expenses of these SPEs have been consolidated by us, while our investment in securities issued by these SPEs, and related income have been eliminated.

As a result of the consolidation of the Sun Life Capital Trusts, innovative capital instruments have been included on our Consolidated Balance Sheet under IFRS and the Sun Life Assurance senior debentures held by these trusts that were included on the Consolidated Balance Sheet under Canadian GAAP have been eliminated on consolidation.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	51

3. Assets and contract remeasurement

These adjustments reflect differences in measurement of assets and insurance contracts as described in Section B of this Note.

Financial instruments classification and measurement

Debt securities

Certain debt securities classified as HFT or AFS under Canadian GAAP are required to be reclassified as loans and receivables and measured at amortized cost under IFRS, as these debt instruments are not quoted in an active market. These assets have been reclassified from Debt securities previously classified as HFT and AFS of $7,550 and $168, respectively, under Canadian GAAP to Mortgages and loans classified as loans and receivables under IFRS and measured at amortized cost of $7,102. In addition, certain debt securities classified as HFT assets under Canadian GAAP have been reclassified as AFS under IFRS as they support contracts classified as investment contract liabilities under IFRS. These assets continue to be measured at fair value under IFRS.

Certain debt securities classified as corporate loans under Canadian GAAP have been reclassified as HFT under IFRS. These assets, previously recorded at their amortized cost of $35, have been reclassified and measured at their fair value of $38.

Equity securities

Certain non-quoted equity securities classified as AFS and measured at amortized cost of $14 under Canadian GAAP have been reclassified as FVTPL and have been measured at fair value of $28 as required under IFRS.

Other invested assets

In accordance with IAS 39, investments which were not quoted in an active market must be measured at fair value when fair value is reliably measureable whereas under Canadian GAAP these were classified as AFS and were measured at cost. Certain investments in limited partnerships have been reclassified from AFS measured at amortized cost of $292 to FVTPL measured at fair value of $301. Certain investments in limited partnerships continued to be classified as AFS, however, the measurement basis has changed from amortized cost of $127 to fair value of $148.

Investment properties

The adjustment of $71 is for the change in measurement of investment properties from MAMM previously reported under Canadian GAAP to fair value under IFRS.

Property and equipment

As part of the IFRS 1 exemptions, we have chosen to measure assets classified as Property and equipment under IFRS at cost less accumulated depreciation and impairment. Certain assets were previously reported in Real estate and measured using MAMM. The adjustment reflects the change in measurement of these assets from MAMM to depreciated cost under IFRS.

Investment contracts

Some contracts that were classified as insurance contracts under Canadian GAAP are classified as investment contracts under IFRS. Investment contract liabilities are measured at fair value or amortized cost in accordance with IAS 39, which is different than the measurement basis under Canadian GAAP. Investment contracts include medium-term notes, certain unit-linked products, certain non-unit linked pension contracts, trust deposit contracts and term certain annuities.

Investment contracts with DPF continue to be measured on the basis used for insurance contracts.

Insurance contracts

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contract liabilities, corresponding adjustments were made to the measurement of insurance contract liabilities.

4. IFRS 1 exemptions and other

These adjustments reflect the adjustments for optional exemptions and mandatory exceptions described in Section A of this Note and differences in measurement that were described in Section B of this Note. These include adjustments related to employee benefits, goodwill impairment, share-based payments and the related income tax amounts. This also includes an adjustment to opening goodwill of $4 to reflect the timing differences of purchase price adjustments between Canadian GAAP and IFRS.

52	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.D Additional disclosures

The following additional quantitative and qualitative disclosures are being added to our Interim Consolidated Financial Statements which would otherwise only be reported by us in our Annual Consolidated Financial Statements. These bridging disclosures are limited to those items or balances that have had material recognition, classification, measurement or presentation changes from Canadian GAAP to IFRS.

2.D.i Fair value hierarchy of financial instruments

We categorize our financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy. Due to the changes in certain financial instrument classifications and measurement, the balances at each level have changed from previous disclosure under Canadian GAAP.

The following tables present our financial instruments under IFRS that are carried at fair value by hierarchy level.

As at December 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Debt securities – fair value through profit or loss	$1,778	$44,761	$1,443	$47,982
Debt securities – available-for-sale	1,157	9,383	91	10,631
Equity securities – fair value through profit or loss	3,846	509	94	4,449
Equity securities – available-for-sale	636	105	41	782
Cash, cash equivalents and short-term securities(1)	8,226	236	–	8,462
Derivative assets	31	1,599	18	1,648
Other invested assets	255	54	601	910
Total invested assets	$15,929	$56,647	$2,288	$74,864
Investments for account of segregated fund holders	$46,984	$41,966	$571	$89,521
Total financial instrument assets measured at fair value	$62,913	$98,613	$2,859	$164,385
Liabilities:
Derivative liabilities	$2	$666	$50	$718
Investment contracts	–	95	2,112	2,207
Investment contracts for account of segregated fund holders	4,956	1,042	17	6,015
Total financial instrument liabilities measured at fair value	$4,958	$1,803	$2,179	$8,940
(1) $1,167 were transferred from level 2 to level 1 due to the improved transparency of the inputs used to measure the fair value of the financial instruments.

As at January 1, 2010	Level 1	Level 2	Level 3	Total
Assets:
Debt securities – fair value through profit or loss	$1,133	$41,492	$1,759	$44,384
Debt securities – available-for-sale	393	8,998	140	9,531
Equity securities – fair value through profit or loss	4,013	318	28	4,359
Equity securities – available-for-sale	594	–	16	610
Cash, cash equivalents and short-term securities	9,724	2,210	–	11,934
Derivative assets	30	1,341	84	1,455
Other invested assets	264	47	599	910
Total invested assets	$16,151	$54,406	$2,626	$73,183
Investments for account of segregated fund holders	$42,200	$37,814	$822	$80,836
Total financial instrument assets measured at fair value	$58,351	$92,220	$3,448	$154,019
Liabilities:
Derivative liabilities	$8	$1,208	$78	$1,294
Investment contracts	–	82	3,142	3,224
Other liabilities	–	–	456	456
Investment contracts for account of segregated fund holders	5,108	1,122	25	6,255
Total financial instrument liabilities measured at fair value	$5,116	$2,412	$3,701	$11,229

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	53

2.D.ii Property and equipment

IFRS requires us to disclose the categories of assets within property and equipment, which consist of the following:

As at	December 31, 2010	January 1, 2010
Owner-occupied properties:
Land	$58	$59
Buildings(1)	327	324
Other equipment(2)	107	116
Total	$492	$499
(1)	Net of accumulated depreciation of $152 ($144 at January 1, 2010).
(2)	Net of accumulated depreciation of $572 ($559 at January 1, 2010).

2.D.iii Insurance contract liabilities and investment contract liabilities

Insurance and investment contract liabilities have changed as a result of classification and measurement differences under IFRS.

1. Insurance contract liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$16,115	$4,978	$3,511	$2,055	$26,659
Individual non-participating life	4,640	11,297	303	608	16,848
Group life	1,270	985	8	–	2,263
Individual annuities	8,628	9,012	–	4,316	21,956
Group annuities	6,489	614	–	–	7,103
Health insurance	6,662	1,124	1	113	7,900
Insurance contract liabilities before other policy liabilities	$43,804	$28,010	$3,823	$7,092	$82,729
Add: Other policy liabilities(2)	$2,832	$1,058	$1,114	$323	$5,327
Total insurance contract liabilities	$46,636	$29,068	$4,937	$7,415	$88,056
(1)

Primarily business from the U.K. and run-off reinsurance operations. Includes our U.K. business of $1,976 for Individual participating life; $21 for Individual non-participating life; $4,316 for Individual annuities and $118 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$15,240	$5,162	$3,027	$2,328	$25,757
Individual non-participating life	3,710	9,833	257	1,082	14,882
Group life	1,290	972	8	124	2,394
Individual annuities	8,600	10,690	–	4,380	23,670
Group annuities	6,391	670	–	–	7,061
Health insurance	6,231	1,121	1	115	7,468
Insurance contract liabilities before other policy liabilities	$41,462	$28,448	$3,293	$8,029	$81,232
Add: Other policy liabilities(2)	$2,763	$1,142	$1,030	$689	$5,624
Total insurance contract liabilities	$44,225	$29,590	$4,323	$8,718	$86,856
(1)

Primarily business from the U.K., life retrocession and run-off reinsurance operations. Includes our U.K. business of $2,238 for Individual participating life; $24 for Individual non-participating life; $4,380 for Individual annuities and $122 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

54	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Investment contract liabilities

Investment contract liabilities consist of the following:

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$19	$19
Individual non-participating life	–	–	152	7	159
Individual annuities	1,386	78	–	69	1,533
Group annuities	–	2,130	302	–	2,432
Total investment contract liabilities	$1,386	$2,208	$454	$95	$4,143

Included in the Investment contract liabilities of $4,143 are liabilities of $540 for investment contracts with DPF, $1,396 for investment contracts without DPF measured at amortized cost and $2,207 for investment contracts without DPF measured at fair value.

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$23	$23
Individual non-participating life	–	–	71	11	82
Individual annuities	1,092	92	–	79	1,263
Group annuities	–	3,174	373	–	3,547
Total investment contract liabilities	$1,092	$3,266	$444	$113	$4,915

Included in the Investment contract liabilities of $4,915 are liabilities of $542 for investment contracts with DPF, $1,149 for investment contracts without DPF measured at amortized cost and $3,224 for investment contracts without DPF measured at fair value.

2.D.iv Reinsurance assets

Reinsurance assets are presented separately from insurance contract liabilities under IFRS. The balance consists of the following:

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$171	$(19)	$8	$–	$160
Individual non-participating life	799	1,041	24	212	2,076
Group life	72	782	–	–	854
Individual annuities	–	101	–	62	163
Health insurance	335	63	–	1	399
Total reinsurance assets before other policy assets	$1,377	$1,968	$32	$275	$3,652
Add: Other policy assets(2)	$64	$115	$11	$13	$203
Total reinsurance assets	$1,441	$2,083	$43	$288	$3,855
(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes our U.K. business of $27 for Individual non-participating life and $62 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$149	$(50)	$13	$–	$112
Individual non-participating life	702	562	11	293	1,568
Group life	79	763	1	–	843
Individual annuities	–	102	–	64	166
Health insurance	385	58	–	1	444
Total reinsurance assets before other policy assets	$1,315	$1,435	$25	$358	$3,133
Add: Other policy assets(2)	$67	$97	$4	$42	$210
Total reinsurance assets	$1,382	$1,532	$29	$400	$3,343
(1)	Primarily business from the U.K., life retrocession and run-off reinsurance operations. Includes our U.K. business of $112 for Individual non-participating life and $64 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	55

2.D.v Derivative financial instruments and hedging activities

The following table presents the fair values of Derivative assets and Derivative liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges:

As at	December 31, 2010			January 1, 2010
	Total notional amount	Fair value		Total notional amount	Fair value
		Positive	Negative		Positive	Negative
Derivative investments(1)	$39,743	$1,114	$(615)	$43,692	$985	$(1,200)
Fair value hedges	811	3	(58)	592	1	(25)
Cash flow hedges	96	20	(11)	92	19	(24)
Net investment hedges	3,164	511	(34)	3,193	450	(45)
Total	$43,814	$1,648	$(718)	$47,569	$1,455	$(1,294)
(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

2.D.vi Changes to the consolidated statements of cash flows

We have presented our Interim Consolidated Statements of Cash Flows in accordance with IAS 7, Statement of Cash Flows. Our cash flows are required to be classified as operating, investing or financing activities in a manner consistent with that of a financial services organization. Operating activities include sales, purchases and maturities of invested assets which were previously included in investing activities under Canadian GAAP. The difference between Canadian GAAP and IFRS for cash, cash equivalents and short-term securities is primarily due to the deconsolidation of joint venture investments and consolidation of SPEs (see Sections B and C of this Note for further details).

2.D.vii Risk management

The following are the additional disclosure requirements for credit risk and market risk to bridge from the disclosure of our 2010 Annual Consolidated Financial Statements which were prepared on a Canadian GAAP basis to our Interim Consolidated Financial Statements which are prepared on an IFRS basis.

1. Credit risk disclosure associated with the consolidation of special purpose entities

As described in Note 2.C.i.2 Consolidation of Special Purposes Entities, in accordance with SIC 12 Consolidation-Special Purpose Entities, we are required to consolidate certain SPEs. We are not exposed to credit risk on these additional consolidated assets, because they back additional consolidated liabilities. The holders of these liabilities have no claims on our assets beyond the newly consolidated assets. Therefore, our maximum exposure related to financial instruments has not materially changed as a result of the consolidation of SPEs.

2. Credit risk disclosure associated with reclassification of certain financial instruments

As described in Note 2.C.i.3, in accordance with IAS 39, certain financial instruments that were previously classified as HFT or AFS measured at fair value do not meet the criteria for this classification under IFRS and have been reclassified. As at the Transition Date debt securities in the amount of $7,718 have been reclassified as loans and receivables at an amortized cost of $7,102. In addition to the reclassifications below, corporate loans in the United States with an amortized cost of $35 were reclassified from loans and receivables to debt securities and measured at fair value of $38.

The value by issuer country of the assets that have been reclassified as loans and receivables are as follows:

	As at December 31, 2010		As at January 1, 2010
	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Valued as debt securities	Valued as loans and receivables	Valued as debt securities	Valued as loans and receivables
Canada	$3,916	$3,596	$4,484	$4,061
United States	1,850	1,696	2,112	1,943
United Kingdom	164	156	181	183
Other	846	795	941	915
Total	$6,776	$6,243	$7,718	$7,102

56	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The contractual maturities of the assets that have been reclassified as loans and receivables are as follows:

	As at December 31, 2010		As at January 1, 2010
	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Valued as debt securities	Valued as loans and receivables	Valued as debt securities	Valued as loans and receivables
Due in 1 year or less	$463	$456	$597	$591
Due in years 2-5	2,078	1,944	2,116	1,984
Due in years 6-10	1,591	1,440	1,998	1,857
Due after 10 years	2,644	2,403	3,007	2,670
Total	$6,776	$6,243	$7,718	$7,102

The asset quality of the assets that have been reclassified as loans and receivables are as follows:

	As at December 31, 2010		As at January 1, 2010
	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Valued as debt securities	Valued as loans and receivables	Valued as debt securities	Valued as loans and receivables
AAA	$145	$133	$227	$204
AA	698	624	773	676
A	3,529	3,241	3,627	3,291
BBB	2,258	2,097	2,907	2,741
BB and lower	146	148	184	190
Total	$6,776	$6,243	$7,718	$7,102

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	57

3. Credit risk disclosure by issuer and industry sector

As described in Note 2.C.i.3, certain securities have been reclassified to and from debt securities. The carrying value of all securities classified as debt securities under IFRS by issuer and industry sector is shown in the following tables:

As at December 31, 2010	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	$2,136	$1,312	$3,448
Canadian provincial and municipal governments	7,273	170	7,443
U.S. Treasury and other U.S. agencies	1,865	1,200	3,065
Other foreign governments	4,364	428	4,792
Total government issues or guaranteed debt securities	$15,638	$3,110	$18,748
Corporate debt securities by industry sector:
Financials	$9,517	$2,900	$12,417
Utilities and energy	7,735	1,009	8,744
Telecom	1,811	596	2,407
Consumer staples and discretionary	5,266	1,307	6,573
Industrials	2,211	552	2,763
Other	2,176	616	2,792
Total corporate debt securities	$28,716	$6,980	$35,696
Asset backed securities	$3,592	$541	$4,133
Total debt securities with credit risk	$47,946	$10,631	$58,577
Debt securities from consolidated special purpose entities	$36	$–	$36
Total debt securities	$47,982	$10,631	$58,613

As at January 1, 2010	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	$2,539	$395	$2,934
Canadian provincial and municipal governments	6,289	74	6,363
U.S. Treasury and other U.S. agencies	1,415	471	1,886
Other foreign governments	4,025	493	4,518
Total government issues or guaranteed debt securities	$14,268	$1,433	$15,701
Corporate debt securities by industry sector:
Financials	$10,009	$3,404	$13,413
Utilities and energy	6,680	1,052	7,732
Telecom	2,119	786	2,905
Consumer staples and discretionary	4,033	1,277	5,310
Industrials	1,884	512	2,396
Other	1,502	477	1,979
Total corporate debt securities	$26,227	$7,508	$33,735
Asset backed securities	$3,494	$590	$4,084
Total debt securities with credit risk	$43,989	$9,531	$53,520
Debt securities from consolidated special purpose entities	$395	$–	$395
Total debt securities	$44,384	$9,531	$53,915

58	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Credit risk disclosure on reinsurance assets

Reinsurance counterparty exposure by credit rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. The ratings are those assigned by external ratings agencies where available.

As at	December 31, 2010			January 1, 2010
	Gross exposure	Collateral	Net exposure	Gross exposure	Collateral	Net exposure
AAA	$1	$1	$–	$21	$–	$21
AA	1,883	312	1,571	1,729	174	1,555
A	1,063	2	1,061	804	21	783
BB	778	752	26	763	682	81
Not Rated	130	37	93	26	9	17
Total	$3,855	$1,104	$2,751	$3,343	$886	$2,457

5. Market risk disclosure on embedded derivatives in insurance contracts

A host insurance contract contains an embedded derivative if it includes an identifiable condition to modify the cash flows (usually in response to a market factor) that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

The most significant market risk exposure from embedded derivatives arises in connection with the underwriting of benefit guarantees on variable annuity and segregated fund annuity contracts (that is, segregated fund products in Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. We have implemented hedging programs to mitigate a portion of this market-related risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain products with explicit or implicit interest rate guarantees (in the form of settlement options, minimum guaranteed crediting rates and guaranteed premium rates) and, if investment returns fall below those guaranteed levels, we may be required to increase liabilities for insurance contracts, negatively affecting net income and capital. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Our primary residual exposure to interest rate risk arises from certain insurance products with guaranteed premium rates and/or minimum interest guarantees. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk tolerance limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates and/or credit spreads could have a negative impact on sales of certain insurance and annuity products and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates and/or widening credit spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses on asset sales.

Fixed indexed annuity contracts and certain other market linked products contain embedded derivatives as policyholder funds are credited a return that is based on the performance of a market index such as the S&P 500. We have implemented hedging programs to mitigate this market-related risk exposure.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through our ongoing asset-liability management program.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	59

3.    Disposition

On December 31, 2010, we sold our life retrocession business to Berkshire Hathaway Life Co. of Nebraska. The impact of this sale on our fourth quarter 2010 net income is described in Note 2.B.iv.17.

4.    Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted earnings per share is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares, under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

For the three months ended	March 31, 2011	March 31, 2010
Common shareholders’ net income (loss) for basic earnings per share	$438	$414
Add: Increase in income due to convertible securities(1)	14	14
Common shareholders’ net income on a diluted basis	$452	$428
Weighted average number of shares outstanding for basic earnings per share (in millions)	575	565
Add: dilutive impact of stock options(2) (in millions)	1	2
Add: dilutive impact of convertible securities(1) (in millions)	41	41
Weighted average number of shares outstanding on a diluted basis (in millions)	617	608

Basic earnings (loss) per share	$0.76	$0.73
Diluted earnings (loss) per share	$0.73	$0.70
(1)

Innovative capital instruments, SLEECS, have been issued through Sun Life Capital Trust. Holders of the SLEECS A ($950) and SLEECS B ($200) may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each $1,000 principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted earnings per share, it is assumed that the conversion to SLF Inc. common shares has occurred. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion.

(2)

Diluted earnings per share assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted earnings per share. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted earnings per share because these stock options were anti-dilutive for the periods presented, amounted to 9 million for the three months ended March 31, 2011 (8 million for the three months ended March 31, 2010).

60	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.    Segmented information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit, our Corporate Support operations, which includes life retrocession and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Transactions between segments are executed and priced on an arm’s length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2011 consists of net interest of $28 ($31 in 2010) and fee income of $19 ($16 in 2010).

Results by segment for the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
March 31, 2011
Gross premiums:
Annuities	$316	$388	$–	$–	$54	$–	$758
Life insurance	799	688	–	155	33	–	1,675
Health insurance	859	384	–	2	3	–	1,248
Total gross premiums	1,974	1,460	–	157	90	–	3,681
Less: ceded premiums	1,149	87	–	5	6	–	1,247
Net investment income (loss)	553	354	–	74	(3)	(28)	950
Fee income	209	181	388	28	32	(19)	819
Total revenue	$1,587	$1,908	$388	$254	$113	$(47)	$4,203
Increase (decrease) in insurance contract liabilities	$94	$(179)	$–	$28	$(120)	$–	$(177)
Increase (decrease) in investment contract liabilities	$9	$11	$–	$(47)	$(4)	$–	$(31)
Interest expenses	$43	$53	$–	$–	$40	$(30)	$106
Income taxes expense (benefit)	$28	$45	$31	$8	$(54)	$–	$58
Common shareholders’ net income (loss)	$241	$180	$37	$44	$(64)	$–	$438

March 31, 2010
Gross premiums:
Annuities	$336	$455	$–	$–	$46	$–	$837
Life insurance	773	680	–	191	173	–	1,817
Health insurance	780	377	–	1	3	–	1,161
Total gross premiums	1,889	1,512	–	192	222	–	3,815
Less: ceded premiums	240	81	–	5	16	–	342
Net investment income (loss)	911	673	1	150	284	(31)	1,988
Fee income	192	150	345	24	38	(16)	733
Total revenue	$2,752	$2,254	$346	$361	$528	$(47)	$6,194
Increase (decrease) in insurance contract liabilities	$428	$232	$–	$146	$63	$–	$869
Increase (decrease) in investment contract liabilities	$6	$1	$–	$44	$1	$–	$52
Interest expense	$40	$74	$–	$–	$37	$(33)	$118
Income taxes expense (benefit)	$58	$15	$24	$7	$(2)	$–	$102
Common shareholders’ net income (loss)	$233	$121	$28	$4	$28	$–	$414

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	61

Assets and liabilities by segments as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
March 31, 2011
Total general fund assets	$59,668	$42,190	$935	$7,063	$11,384	$(269)	$120,971
Investments for account of segregated fund holders	$48,617	$29,038	$–	$1,160	$10,698	$–	$89,513
Total general fund liabilities	$53,107	$36,751	$690	$5,424	$9,097	$(269)	$104,800
Insurance contracts for account of segregated fund holders	$48,617	$29,038	$–	$571	$5,330	$–	$83,556
Investment contracts for account of segregated fund holders	$–	$–	$–	$589	$5,368	$–	$5,957

December 31, 2010
Total general fund assets	$59,922	$41,791	$997	$7,164	$12,661	$(234)	$122,301
Investments for account of segregated fund holders	$47,171	$28,830	$–	$1,181	$10,764	$–	$87,946
Total general fund liabilities	$53,465	$36,477	$735	$5,538	$10,249	$(234)	$106,230
Insurance contracts for account of segregated fund holders	$47,171	$28,830	$–	$576	$5,354	$–	$81,931
Investment contracts for account of segregated fund holders	$–	$–	$–	$605	$5,410	$–	$6,015

January 1, 2010
Total general fund assets	$55,928	$43,502	$840	$6,447	$16,342	$(1,305)	$121,754
Investments for account of segregated fund holders	$41,426	$26,848	$–	$1,034	$11,240	$–	$80,548
Total general fund liabilities	$50,106	$39,792	$501	$4,912	$12,607	$(1,305)	$106,613
Insurance contracts for account of segregated fund holders	$41,426	$26,848	$–	$482	$5,537	$–	$74,293
Investment contracts for account of segregated fund holders	$–	$–	$–	$552	$5,703	$–	$6,255

62	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.    Capital management

6.A Capital and capital transactions

Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. We manage the capital for all of our subsidiaries in a manner commensurate with their respective risk profiles. Further details on our capital and how it is managed are included in Note 10 of our 2010 Annual Consolidated Financial Statements.

Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at March 31, 2011, was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at March 31, 2011. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2011.

Sun Life Assurance is subject to the MCCSR capital rules of OSFI. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

6.B Common shares purchased for cancellation and dividend reinvestment and share purchase plan

In the first quarter of 2011, under the DRIP, SLF Inc. issued approximately 2 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

7.    Financial investments and related net investment income

7.A Cash, cash equivalents, and short-term securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Balance Sheets and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2011	December 31, 2010	January 1, 2010
Cash	$815	$880	$1,291
Cash equivalents	2,921	2,729	4,673
Short-term securities	4,640	4,853	5,970
Cash, cash equivalents and short-term securities	8,376	8,462	11,934
Less: Bank overdraft, recorded in Other liabilities	63	208	39
Net cash, cash equivalents and short-term securities	$8,313	$8,254	$11,895

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	63

7.B Asset classifications

The carrying value of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Balance Sheets consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
March 31, 2011
Debt securities	$47,071	$10,986	$–	$58,057
Equity securities	$3,894	$793	$–	$4,687
Other invested assets	$810	$143	$287	$1,240

December 31, 2010
Debt securities	$47,982	$10,631	$–	$58,613
Equity securities	$4,449	$782	$–	$5,231
Other invested assets	$749	$161	$275	$1,185

January 1, 2010
Debt securities	$44,384	$9,531	$–	$53,915
Equity securities	$4,359	$610	$–	$4,969
Other invested assets	$726	$181	$219	$1,126

(1)	Other consists of investments accounted for using the equity method of accounting.

7.C Change in fair value through profit or loss assets and liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended	March 31, 2011	March 31, 2010
Debt securities	$(399)	$633
Equity securities	151	158
Other invested assets	6	13
Investment properties	227	(23)
Cash, cash equivalents and short-term securities	2	(1)
Derivative investments	(195)	19
Other liabilities	–	(6)
Total change in fair value through profit or loss assets and liabilities	$(208)	$793

7.D Impairment of available-for-sale or fair value through profit or loss assets

7.D.i Impairment of available-for-sale assets

We did not write down any impaired AFS assets during the three months ended March 31, 2011 ($21 in the three months ended March 31, 2010).

7.D.ii Impairment of fair value through profit or loss assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of insurance contract liabilities, when there is an effective matching of assets and liabilities. When assets are designated or classified as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed under IFRS. The reduction in fair values of FVTPL assets attributable to impairment results in an increase in insurance contract charged through our Interim Consolidated Statements of Operations for the period.

7.E Derivative financial instruments and hedging activities

In the first quarter of 2011, we terminated a net investment hedging relationship. As a result, we have reclassified foreign exchange losses of $14 previously accumulated in OCI to Interest and other investment income in our Interim Consolidated Statements of Operations. The termination of this hedging relationship reduces the December 31, 2010 notional amount of derivative financial instruments designated as net investment hedges shown in Note 2 D.v by $1,317.

64	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Financial instrument risk management

Our risk management policies and procedures for managing risks related to financial instruments can be found in Note 6 of the 2010 Annual Consolidated Financial Statements.

Our financial instrument risk management policies and procedures are described in our Management Discussion and Analysis (“MD&A”). The shaded text and tables in the Risk Management section of the MD&A represents our disclosures on market risks in accordance with IFRS 7, Financial Instruments – Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

9.    Insurance contracts and investment contracts

9.A Insurance contracts

9.A.i Changes in Insurance contracts and Reinsurance assets

Changes in Insurance contracts and Reinsurance assets for the period are as follows:

For the three months ended March 31, 2011	Insurance contracts	Reinsurance asset	Net
Balance, beginning of period	$82,729	$3,652	$79,077

Change in balances on in-force policies	(908)	(8)	(900)
Balances arising from new policies	709	28	681
Method and assumption changes	22	37	(15)
Increase (decrease) in insurance contract liabilities and reinsurance assets	(177)	57	(234)
Balances before the following:	82,552	3,709	78,843
Foreign exchange rate movements	(859)	(59)	(800)
Balances before Other policy liabilities and assets	81,693	3,650	78,043
Other policy liabilities and assets	5,200	216	4,984
Total Insurance contracts and Reinsurance assets	$86,893	$3,866	$83,027

For the three months ended March 31, 2010	Insurance contracts	Reinsurance asset	Net
Balance, beginning of period	$81,232	$3,133	$78,099

Change in balances on in-force policies	152	23	129
Balances arising from new policies	739	49	690
Method and assumption changes	(22)	(2)	(20)
Increase (decrease) in insurance contract liabilities and reinsurance assets	869	70	799
Balances before the following:	82,101	3,203	78,898
Foreign exchange rate movements	(1,747)	(78)	(1,669)
Balances before Other policy liabilities and assets	80,354	3,125	77,229
Other policy liabilities and assets	5,544	227	5,317
Total Insurance contracts and Reinsurance assets	$85,898	$3,352	$82,546

9.A.ii Gross claims and benefits paid

Gross claims and benefits paid in the period consist of the following:

For the three months ended	March 31, 2011	March 31, 2010
Maturities and surrenders	$1,159	$1,081
Annuity payments	335	310
Death and disability benefits	819	870
Health benefits	838	833
Policyholder dividends and interest on claims and deposits	269	290
Total Gross claims and benefits paid	$3,420	$3,384

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	65

9.B Investment contract liabilities

9.B.i Changes in investment contracts

Investment contracts without DPF are as follows:

For the three months ended	March 31, 2011		March 31, 2010
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,207	$1,396	$3,224	$1,149

Deposits	–	128	–	111
Interest	8	10	8	7
Withdrawals	(11)	(66)	(1)	(48)
Change in fair value	(2)	–	(7)	–
Other	1	3	–	3
Foreign exchange rate movements	(53)	(3)	(115)	(3)
Balance, end of period	$2,150	$1,468	$3,109	$1,219

Investment contracts with DPF are as follows:

For the three months ended	March 31, 2011	March 31, 2010
Balance, beginning of period	$540	$542

Change in liabilities on in-force	(51)	9
Liabilities arising from new policies	4	35
Increase (decrease) in liabilities	(47)	44
Liabilities before the following:	493	586
Foreign exchange rate movements	(11)	(28)
Balance, end of period	$482	$558

66	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.    Income taxes

For the three months ended March 31, 2011, we reported an income tax expense of $58 on income (loss) before income taxes of $527, resulting in an effective tax rate of 11.0%. For the three months ended March 31, 2010, we reported an income tax expense of $102 on Income before income taxes of $535, resulting in an effective tax rate of 19.1%. These rates are below our statutory income tax rate of 28.0% in 2011 and 30.5% in 2010.

Our income tax expense for the three months ended March 31, 2011 includes a tax benefit of $52 related to lower taxes on investment income (benefit of $38 for the three months ended March 31, 2010). Taxes on investment income recorded in the three months ended March 31, 2011 include a tax benefit of $28 related to market appreciation of investment properties in Canada (cost of $3 for the three months ended March 31, 2010).

Further, we recorded a tax benefit of $44 relating to higher or lower effective tax rates applied to income subject to taxation in foreign jurisdictions (benefit of $33 for the three months ended March 31, 2010). Other tax impacts for the three months ended March 31, 2011 amounted to a cost of $6 (cost of $10 for the three months ended March 31, 2010).

11.    Commitments, guarantees and contingencies

Guarantees of Sun Life Assurance preferred shares and subordinated debentures

On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	67

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2011
Total revenue	$133	$3,149	$1,197	$(276)	$4,203
Shareholders’ net income (loss)	$461	$336	$64	$(399)	$462

March 31, 2010
Total revenue	$85	$4,967	$1,378	$(236)	$6,194
Shareholders’ net income (loss)	$435	$317	$88	$(405)	$435

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2011
Invested assets	$17,175	$85,060	$21,347	$(16,094)	$107,488
Total other assets	$8,760	$75,842	$46,753	$(28,359)	$102,996
Insurance contracts	$–	$77,551	$12,456	$(3,114)	$86,893
Investment contracts	$–	$1,958	$2,155	$(13)	$4,100
Total other liabilities	$9,911	$71,059	$50,378	$(28,028)	$103,320

December 31, 2010
Invested assets	$17,600	$85,816	$22,246	$(16,668)	$108,994
Total other assets	$8,219	$74,504	$44,775	$(26,245)	$101,253
Insurance contracts	$–	$78,083	$13,189	$(3,216)	$88,056
Investment contracts	$–	$1,935	$2,221	$(13)	$4,143
Total other liabilities	$9,903	$69,990	$47,940	$(25,856)	$101,977

January 1, 2010
Invested assets	$19,095	$83,020	$24,242	$(18,189)	$108,168
Total other assets	$4,317	$69,890	$37,718	$(17,791)	$94,134
Insurance contracts	$–	$75,250	$14,472	$(2,866)	$86,856
Investment contracts	$–	$1,649	$3,291	$(25)	$4,915
Total other liabilities	$8,413	$66,374	$38,647	$(18,044)	$95,390

12.    Segregated fund disclosure

12.A Investments for account of segregated fund holders

The carrying value of Investments for account of segregated fund holders are as follows:

As at	March 31, 2011	December 31, 2010	January 1, 2010
Segregated and mutual fund units	$73,788	$71,959	$64,214
Equity securities	7,296	7,454	7,420
Debt securities	7,445	7,603	7,526
Cash, cash equivalents and short-term securities	2,903	2,501	1,642
Investment properties	302	298	319
Mortgages	27	29	34
Other assets	3,937	5,037	1,972
Total	$95,698	$94,881	$83,127
Less: Liabilities arising from investing activities	$6,185	$6,935	$2,579
Total Investments for account of segregated fund holders	$89,513	$87,946	$80,548

68	Sun Life Financial Inc.	First Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.B Insurance contracts and investment contracts liabilities for account of segregated fund holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Balance, beginning of the period	$81,931	$74,293	$6,015	$6,255
Additions to segregated funds:
Deposits	2,503	2,683	63	54
Net transfers (to) from general funds	208	245	–	–
Net realized and unrealized gains (losses)	2,073	1,653	35	443
Other investment income	209	203	5	–
Total	$4,993	$4,784	$103	$497
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$2,252	$2,237	$134	$130
Management fees	275	235	10	13
Taxes and other expenses	45	62	2	9
Foreign exchange rate movements	796	1,464	15	550
Total	$3,368	$3,998	$161	$702
Net additions (reductions)	$1,625	$786	$(58)	$(205)
Balance, end of period	$83,556	$75,079	$5,957	$6,050

13.    Reinsurance

Reinsurance recoveries (expenses), which denote amounts that are recovered through reinsurance agreements, include the following:

For the three months ended	March 31, 2011	March 31, 2010
Recovered claims and benefits	$993	$224
Commissions	13	12
Reserve adjustments	26	7
Other	115	14
Reinsurance recoveries (expenses)	$1,147	$257

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2011	69

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE/

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe St.

Montreal, QC

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call centre: 1-800-SUN-LIFE/

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Sun Life Financial

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-296-3084

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

Website: sunlife.com.hk

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8610) 8523-7272

Website: sunlife-everbright.com

Representative Office of Sun Life Assurance Co. Ltd.

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

Gateway, Harbour City

15 Canton Road

Hong Kong

Tel: (852) 2103-8888

Call centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-4356-9000

Website: birlasunlife.com

Birla Sun Life Asset Management

Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Financial

One India Bulls Centre, Tower 1,

14th Floor,

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

World Trade Centre, 8th & 9th Floors

JL Jend. Sudirman Kav 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Hotline / toll-free: 0800-140-1262

Customer Service Centre: (6221) 5289-0088

Website: sunlife.co.id

Philippines

The Enterprise Center

Tower 2, 12/F

6766 Ayala Avenue cor.

Paseo de Roxas

Makati City, Philippines 0724

Call centre: (632) 849-9888

Website: sunlife.com.ph

MFS Investment Management

Head Office

500 Boylston Street

Boston, Massachusetts

USA 02116

Tel: 617-954-5000

Toll Free: 1-800-343-2829

Website: mfs.com

McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King St. West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-335-1167

Website: sunlifeglobalinvestments.com

70	Sun Life Financial Inc.	First Quarter 2011	MAJOR OFFICES

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained at sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station Toronto, Ontario

Canada M5C 2W9

Within North America:

Tel:  1 877 224-1760 (English)

          1 888 290-0048 (French)

Outside of North America:

Tel: 416-348-9412

Fax: 416-643-5501

E-mail: inquiries@cibcmellon.com

Website: www.cibcmellon.com Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline.® Register at www.cibcmellon.com/ answerlineregistration.

United States

BNY Mellon Shareowner Services 480 Washington Blvd.

Jersey City, NJ 07310-1900

Tel: 1 800 648-8393

E-mail: shrrelations@bnymellon.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: (0845) 602 1587

Outside the U.K.:

Tel: +44 20 8639 2064

E-mail: ssd@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer

7/F, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634, Philippines

From Metro Manila:

Tel:  PLDT (632) 581-8111

          GLOBE (632) 976-8111

From the Provinces:

1 800 1 888-2422

Hong Kong

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: (852) 2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com

Dividends

2011 Dividend dates

Common shares

Record dates	Payment dates
March 2, 2011	March 31, 2011
May 25, 2011	June 30, 2011
August 24, 2011*	September 30, 2011
November 23, 2011*	December 30, 2011

*	Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 6R – SLF.PR.F
Series 8R – SLF.PR.G

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

As of May 2, 2011, there were 578,179,371 outstanding common shares, which are the only voting securities.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	First Quarter 2011	71

SUN LIFE FINANCIAL INC.	150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com